FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2009
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronde de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☑       No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Sequential Page
Item	Number

1. Quarterly Results of Telefónica Group: January- June 2009	64

TELEFÓNICA GROUP
Financial Highlights
•
In the first half of 2009 the Telefónica Group posted a solid set of results, combining organic[1] revenue growth with strong cash flow generation. Therefore, the Company reiterates its 2009 guidance for all metrics and its target to pay a dividend of 1.15 euros per share against 2009 results, in line with its commitment to progressively increase its dividend per share:

•	Consolidated revenues rose 1.4% year-on-year in organic[1] terms, totalling 27,588 million euros.

•	Consolidated OIBDA grew 3.0% in organic[1] terms, to 10,939 million euros.

•
Operating cash flow (OIBDA-CapEx) strongly accelerated in the second quarter, increasing by 11.9% year-on-year in organic[1] terms (up 4.5% to March) to 8,156 million euros in the first half, underlining the Company’s ability to manage its expenses and investment in the current operating environment.

•
Net income climbed 10.7% year-on-year (up 13.7% in basic earnings per share) to 3,619 million euros in the first half, excluding the impact of capital gains registered in 2008 from the sales of Airwave and Sogecable.

•
In a context of lower market growth, Telefónica Group recorded a high commercial activity. At the end of June Telefónica managed close to 264 million accesses, up 7.6% year-on-year, boosted by robust growth in wireless (+9.9%), broadband (+14.1%) and pay TV (+19.4%) accesses.

•
The Latin American businesses continued to grow at a fast pace and remained the Group’s growth driver, with year-on-year increases in revenues and OIBDA in organic terms[2] of 7.4% and 14.0%, respectively, in the first half.

•	The strength of Telefónica Europe’s business was reflected in the 2.2% year-on-year organic[1] increase in revenues and the 6.2% organic[1] growth in OIBDA.

•
In Spain, some operating metrics showed signs of stability in the second quarter, while cash flow generation remained virtually stable despite lower revenues and OIBDA compared with the same period a year earlier (revenues -6.3%; OIBDA -6.9% in like-for-like terms3).

•
Reported revenues fell by 2.0%, OIBDA dropped 1.7% and OI slipped 0.8%, while net income rose 0.7%, basically due to negative impact of exchange rate fluctuations and the impact of capital gains booked in 2008. The consolidated OIBDA margin reached 39.7% in the first half.

•	Cash flow per share stood at 0.78 euros for the first six months of 2009, a year-on-year increase of 6.9%.

•	The ratio of net debt + commitments to OIBDA stood at 2.1 times at the end of June, reflecting the Company’s financial strength.

[1]
Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in the second quarter of 2008 from the sale of Airwave and Sogecable.

[2]	Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008.

[3]
Comparable terms excludes: Universal Service (75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009), the sale of bad debt portfolios (25 million euros in OIBDA in the first quarter of 2008), capital gains on property (0.4 million euros in OIBDA in the first half of 2009 and 68 million euros in OIBDA in the first half of 2008), the revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter.

January — June 2009 Results Telefónica

TELEFÓNICA GROUP
Financial Highlights
TELEFÓNICA GROUP
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June		% Chg
					Guidance
	2009	2008	Reported	Organic	Criteria
Revenues	27,588	28,149	(2.0)	1.4	1.7
Telefónica España (1)	9,757	10,331	(5.6)	(5.6)
Telefónica Latinoamérica	10,968	10,531	4.2	7.4
Telefónica Europe	6,571	7,006	(6.2)	2.2

OIBDA (2)(3)	10,939	11,123	(1.7)	3.0	3.2
Telefónica España (1)	4,838	5,173	(6.5)	(6.5)
Telefónica Latinoamérica	4,271	3,831	11.5	14.0
Telefónica Europe (2)	1,879	2,033	(7.6)	6.2

OIBDA margin (2)(3)	39.7%	39.5%	0.1 p.p.	0.6 p.p.
Telefónica España	49.6%	50.1%	(0.5 p.p. )	(0.5 p.p. )
Telefónica Latinoamérica	38.9%	36.4%	2.6 p.p.	2.2 p.p.
Telefónica Europe (2)	28.6%	29.0%	(0.4 p.p. )	1.1 p.p.

Operating Income (OI) (2)(3)	6,551	6,602	(0.8)	4.2
Telefónica España	3,771	4,033	(6.5)	(6.5)
Telefónica Latinoamérica	2,466	2,050	20.3	20.3
Telefónica Europe (2)	428	492	(13.0)	27.4

Net income (2)(3)	3,619	3,593	0.7
Basic earnings per share (euros) (2)(3)	0.79	0.77	3.4
Free Cash Flow per share (euros)	0.78	0.73	6.9

OpCF (OIBDA-CapEx) (2) (3)	8,156	7,673	6.3	11.9	12.1
Telefónica España (1)	4,099	4,122	(0.6)	(0.6)
Telefónica Latinoamérica	3,049	2,332	30.7	31.9
Telefónica Europe (2)	1,130	1,177	(4.0)	16.8

-	Reconciliation included in the excel spreadsheets.

(1)
In comparable terms revenues of Telefónica España would decline by 6.3%, OIBDA would decrease by 6.9% and OpCF would drop 1.0%. Comparable terms exclude: Universal Service Obligation: 75 million euros in revenue and 22 million euros in OIBDA in the first quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real state capital gains: 0.4 million euros in OIBDA in January-June 2009 and 68 million euros in OIBDA in same period in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009.

(2)	The second quarter of 2008 includes a positive impact of 114 million euros derived from Airwave disposal.

(3)	Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.

Notes:

-	OIBDA and OI are presented before brand fees and management fees.

-	OIBDA margin calculated as OIBDA over revenues.

-	Starting April 2008, Vivo consolidates Telemig.

-
Organic criteria: Assumes constant exchange rates and includes the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in the second quarter of 2008 from the sale of Airwave (€ 114 m) and Sogecable (€ 143 m).

-
Guidance criteria: Full year 2008 adjusted figures for guidance exclude Sogecable capital gain (€ 143 m), the application of provisions made in T. Europe in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized (€ 174 m) and includes 9 months of consolidation of Telemig in T. Latam. 2009 figures for guidance assume 2008 constant FX (average FX in 2008). In terms of guidance calculation OIBDA exclude capital gains and losses from sale of companies and write-offs. Group CapEx excludes Real Estate Efficiency Program of T. España and spectrum licenses.

January — June 2009 Results Telefónica

Quarterly results
January—June 2009

TELEFÓNICA GROUP	2
Market Size	2
Consolidated Results	4
Financial Data	9

RESULTS BY REGIONAL BUSINESS UNITS	15
Telefónica España	15
• Wireline Business	15
• Wireless Business	17

Telefónica Latinoamérica	23
• Brazil	24
• Argentina	26
• Chile	28
• Peru	30
• Colombia	31
• México	33
• Venezuela	34
• Central America	35
• Ecuador	35

Telefónica Europe	46
• Telefónica O2 UK	46
• Telefónica O2 Germany	48
• Telefónica O2 Ireland	49
• Telefónica O2 Czech Republic	50

Other Companies	57
• Atento Group	57

ADDENDA	59
Key Holdings of the Telefónica Group and its Subsidiaries	59
Significant Events	60
Changes to the Perimeter and Accounting Criteria of Consolidation	61
The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS). This financial information is unaudited.
The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.
January — June 2009 Results Telefónica 1

TELEFÓNICA GROUP
Market Size
January — June 2009 Results Telefónica 2

TELEFÓNICA GROUP
Market Size
TELEFÓNICA GROUP
ACCESSES
Unaudited figures (thousands)

	January - June
	2009	2008	% Chg
Final Clients Accesses	260,105.6	242,208.7	7.4
Fixed telephony accesses (1)	41,952.8	43,432.0	(3.4)
Internet and data accesses	14,878.1	13,924.1	6.9
Narrowband	1,654.0	2,314.6	(28.5)
Broadband (2)	13,059.5	11,448.1	14.1
Other (3)	164.6	161.4	1.9
Mobile accesses	200,853.1	182,824.5	9.9
Pay TV	2,421.6	2,028.0	19.4

Wholesale Accesses	3,808.5	3,066.9	24.2
Unbundled loops	2,002.1	1,578.9	26.8
Shared ULL	546.1	683.6	(20.1)
Full ULL	1,456.1	895.4	62.6
Wholesale ADSL (4)	476.6	578.7	(17.6)
Other (5)	1,272.9	909.3	40.0

Total Accesses	263,914.1	245,275.6	7.6

Note:
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for pre-pay access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included.

(2)	ADSL, satellite, optical fibre, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.

(4)	Includes Unbundled Lines by T. Deutschland.

(5)	Circuits for other operators. Includes Wholesale Line Rental (WLR).
January — June 2009 Results Telefónica 3

TELEFÓNICA GROUP
Consolidated Results
The structure of the Telefónica Group by business unit (Telefónica España, Telefónica Latinoamérica and Telefónica Europe), in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information. Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure.
In line with this organisation, Telefónica has included in the Telefónica España and Telefónica Latinoamérica regional businesses units all information pertaining to the wireline, wireless, cable, Internet and TV businesses.
Furthermore, the results for Telefónica Europe include those of Telefónica O2 UK, Telefónica O2 Germany, Telefónica O2 Ireland, Telefónica O2 Czech Republic and Telefónica O2 Slovakia.
The “Other companies” heading includes the Atento business and other holding companies and eliminations in the consolidation process.
For the purpose of presenting information on a regional basis, revenue and expense resulting from intra-group invoicing for use of the brand and management contracts which do not have an impact on consolidated results have been excluded from the operating results for each Group region.
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses and therefore the total Group accesses have been revised, including machine to machine accesses, thus reporting ARPU and churn figures accordingly. Furthermore, in order to avoid the distortion on MoU of the strong growth of mobile devices which mostly use data services (M2M and mobile broadband devices), the Company has decided to publish the traffic evolution in absolute terms (million minutes), using this indicator to replace the previous MoU metric. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active), thus reporting ARPU and churn figures accordingly.
In the current economic environment, Telefónica Group posted a solid set of results in the first half of 2009, combining organic1 revenue growth with strong cash flow generation. Telefónica’s results confirm the Company’s differential profile in the industry and reflect the success of its commercial strategy to capture the growth opportunities in its markets, its focus on maximising efficiency and the benefits derived from the high diversification of its operations, both by businesses and by geographies.
Revenues in the first half of 2009 stood at 27,588 million euros, showing a solid year-on-year growth of 1.4% in organic1 terms. This increase was driven mainly by sound revenue performance at Telefónica Latinoamérica, which contributed 2.8 percentage points to this growth, and, to a lesser extent, by the positive performance of Telefónica Europe, which contributed 0.5 percentage points.
In terms of services, the Company consolidated its positive evolution in broadband connectivity revenues, both wireline and wireless, while the revenue contribution from value added services continued to grow, showing the successful commercial strategy of the Company.
Operating income before depreciation and amortisation (OIBDA) grew by 3.0% in organic1 terms to 10,939 million euros at the end of June. The positive contribution of Telefónica Latinoamérica (+5.0 percentage points) and Telefónica Europe (+1.1 percentage points) offset the lower OIBDA

[1]
Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in the second quarter of 2008 from Airwave and Sogecable’s disposals.

January — June 2009 Results Telefónica 4

TELEFÓNICA GROUP
Consolidated Results
contribution by Telefónica España (-3.1 percentage points), demonstrating the value of the Group’s high diversification.
It is noteworthy the acceleration of operating cash flow (OIBDA-CapEx) year-on-year growth, totalling 8,156 million euros in the first half, an increase of 11.9% in organic terms2 (vs. an increase of 4.5% in the first quarter of 2009). This strong performance is the result of Telefónica’s flexible OpEx and CapEx management and the benefits of economies of scale, which are reflected in an improvement of 1.7 percentage points in the Group’s efficiency ratio3 versus the first half of 2008, to 74.4%.
Therefore, growth in operating cash flow in organic2 terms exceeded revenue growth by 10.5 percentage points, driven by the sharp growth at Telefónica Latinoamérica (+31.9% in organic2 terms; 3,049 million euros) and at Telefónica Europe (+16.8% in organic2 terms; 1,130 million euros), along with Telefónica España’s virtually stable cash flow generation in like-for-like terms4 (4,099 million euros).
Additionally, it is noteworthy the strong growth in net income that, excluding the impact derived from the net gains obtained from Airwave and Sogecable’s disposals recorded in the second quarter of 2008, climbed 10.7% year-on-year, resulting in a 13.7% increase in terms of basic earnings per share.
At the same time, the Company’s focus on capturing growth in expanding markets led to a 7.6% rise in the total number of accesses for the Telefónica Group compared to the first half of 2008, to close to 264 million. This increase was underpinned by the rise in wireless (+9.9%), broadband (+14.1%) and pay TV (+19.4%) accesses. By region, Telefónica Latinoamérica’s contribution to growth in Group accesses continues to rise, with 160.8 million accesses across the region by the end of June (up +8.7% on June 2008).
By type of access, the Telefónica Group’s wireless accesses exceeded 200 million at the end of June, with net adds of slightly more than 5 million customers in the first half of 2009 and around 2.7 million added in the second quarter of 2009. The main drivers of net adds in the first half were Brazil (1.9 million), Germany (0.7 million), Mexico (0.6 million) and the United Kingdom (0.4 million).
Retail internet broadband accesses stood at 13.1 million, a year-on-year increase of 14.1%, driven by the growing adoption of bundled voice, ADSL and pay-TV service packages. In Spain over 86% of retail broadband accesses are bundled as part of some kind of dual or triple service offers, while in Latin America 51% of broadband accesses are bundled as part of a dual or triple package. In the first half net adds were close to 0.6 million accesses after 0.3 million accesses were added in the second quarter, most of which were in Brazil and the United Kingdom.
Pay TV accesses reached 2.4 million by the end of June, almost 19.4% more than a year ago. It is worth mentioning that the Company now has pay TV operations up and running in Spain, the Czech Republic, Peru, Chile, Colombia, Brazil and Venezuela.
Reported revenue fell by 2.0% compared to the first half of 2008, mainly as a result of the negative exchange rate effect, which reduced growth by 3.6 percentage points. Changes in the perimeter of consolidation added a further 0.2 percentage points to revenue growth.
In absolute terms, Telefónica Latinoamérica’s contribution to total Group revenue continued to grow, rising to 39.8% (+2.3 percentage points compared to the same period in 2008), while Telefónica España and Telefónica Europe contributed 35% and 24% of total revenue respectively.

[2]
Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in the second quarter of 2008 from Airwave and Sogecable’s disposals.

[3]	Defined as last twelve months (OpEx+CapEx- Internal exp. Capitalized in fixed assets-Non-recurring expenses)/Revenues. CapEx excludes the acquisition of spectrum.

[4]
Comparable terms excludes: Universal Service (75 million euros in revenues and 22 million euros in OIBDA in the first quarter of 2009), the sale of bad debt portfolios (25 million euros in OIBDA in the first quarter of 2008), capital gains on property (0.4 million euros in OIBDA in the first half of 2009 and 68 million euros in OIBDA in the first half of 2008), and the revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter.

January — June 2009 Results Telefónica 5

TELEFÓNICA GROUP
Consolidated Results
The Telefónica Group reported operating expenses in the first half of 17,044 million euros, down 4.5% year-on-year. Excluding the exchange rate effect, operating expenses fell by 0.3% on a year-on-year basis, as the higher expenses from Telefónica Latinoamérica coming mainly from Brazil (higher customer service, systems and network maintenance costs) and Venezuela (higher external services) are offset by lower expenses at T. España (lower supply costs and less commercial costs). In organic terms5, operating expenses dropped by 0.6%.
At the end of June, supply costs fell by 7.6% year-on-year to 8,004 million euros. Excluding the exchange rate effect, supply costs declined by 2.8% due to cost reductions at Telefónica España, caused mainly by lower interconnection and lower handset purchases and, to a lesser degree, at Telefónica Latinoamérica, which offset increased costs at Telefónica Europe.
Personnel expenses dropped 3.8% year-on-year to 3,260 million euros (-0.8% in constant euros). The average headcount during the period was 255,582, an increase of 5,697 employees compared to June 2008, mainly due to the expansion of the Atento Group workforce. Excluding the Atento Group workforce, the average number of employees at the Telefónica Group was virtually stable year-on-year at 124,940.
External service expenses (4,780 million euros) fell by 3.3% year-on year. Excluding the exchange rate effect, external service expenses rose by 0.8%, mainly due to increased expenses at Telefónica Latinoamérica mostly from higher commissions, customer service and network and system maintenance costs in Brazil, Venezuela and Argentina, together with increased customer service expenses at Telesp.
In the first half of the year, gains on asset disposals totalled -3 million euros (vs. 237 million euros in January-June 2008). It is worth noting that in the first half of 2008 the Company booked gains from Real Estate disposals by Telefónica España and Telefónica O2 Czech Republic, in addition to the net gain from the sale of Sogecable.
Operating income before depreciation and amortisation (OIBDA) fell 1.7% vs. the first half of 2008, although after stripping out 2008 impacts derived from capital gains (from Airwave and Sogecable’s disposals), OIBDA rose 0.7%. In absolute terms, OIBDA at Telefónica España accounted for 44.2% of total Group OIBDA, compared to 39.0% and 17.2% in Telefónica Latinoamérica and Telefónica Europe, respectively.
In organic5 terms, the Telefónica Group OIBDA margin improved by 0.6 percentage points to 39.7%, fuelled mainly by expanding margins at Telefónica Latinoamérica (+2.2 percentage points) and Telefonica Europe (+1.1 percentage points). Excluding in 2008 the impact of disposals (Airwave and Sogecable), the Telefónica Group’s OIBDA margin improved by 1.0 percentage point in the first half of 2009 vs. the same period a year earlier.
Depreciation and amortisation in the first half totalled 4,388 million euros, 3.0% down year-on-year. In organic terms5, depreciation and amortisation at the Telefónica Group increased by 1.5%, mainly as a result of increased depreciation and amortisation at Telefónica Latinoamérica.
Operating income (OI) climbed 3.3% year-on-year to 6,551 million euros in the first half, excluding the impact of capital gains registered in the second quarter of 2008 from the sale of Airwave and Sogecable. In organic5 terms, operating income rose 4.2% vs. January-June 2008, while reported operating income fell 0.8%.
These figures reflect a ramp up in organic5 growth rates across the various income statement items from revenues (+1.4%) to OIBDA (+3.0%) and operating income (+4.2%).
Profit from associated companies was 30 million euros for the period January-June 2009 (vs. -4 million euros in the first half of 2008). Profit from the Company’s stake in Portugal Telecom partially offset the losses from the Telefónica Group’s shareholdings in Lycos Europe and Telco S.p.A.. The negative result registered in the first half of 2008 is explained mainly by the losses generated by the participation of the Group in Telco S.p.A., not offset by the profits obtained by the participation in Portugal Telecom.

[5]
Assuming constant exchange rates and including the consolidation of Telemig in January-March 2008. OIBDA and OI figures do not include the impact of capital gains registered in the second quarter of 2008 from Airwave and Sogecable’s disposals.

January — June 2009 Results Telefónica 6

TELEFÓNICA GROUP
Consolidated Results
Net financial results at June 2009 stood at 1,339 million euros, a decrease of 3.5% vs. the same period a year earlier, primarily due to:
•
The drop in the average cost of Group debt, to 5.5% of average total net debt excluding exchange rate effects, prompting a decrease of 202 million euros in financing costs thanks to interest rate cuts in 2009.

•	The 4.8% decrease in average debt, generating savings of 58 million euros.

•
Changes in the current value of commitments derived mainly from the pre-retirement plans and other positions also booked at market value generated a cost increase of 77 million euros up to June 2009, compared with the same period a year earlier.

•	Changes in the FX gain and losses to June 2009 generated 134 million euros in higher costs compared to the first half of 2008.
Telefónica Group’s free cash flow generated at June 2009 amounted to 3,563 million euros, of which 488 million euros were used for the purchase of treasury shares and 2,277 million euros for payment of dividends by Telefónica S.A. Group commitments, primarily in respect of pre retirements plans, accounted for 422 million euros of the use of free cash flow. In addition, the Company collected a net 92 million euros from financial investments and disposals carried out in the period. As a consequence, net financial debt decreased by 467 million euros. Financial debt rose by a further 1,789 million euros due to exchange rate fluctuations, changes in the consolidation perimeter and other effects on financial accounts. As a result, the total increase in net financial debt amounted to 1,322 million euros from the figure recorded in 2008 (42,733 million euros), leaving the Telefónica Group’s net financial debt at 44,055 million euros at the end of June 2009. As a result, the leverage ratio (net debt/OIBDA) stood at 2.0 times at June 2009.
During the first half of 2009, the financing activity of the Telefonica Group, excluding short term Commercial Paper Programmes activity, rose up to 10,500 million euros mainly focused on refinancing 2009 maturities and pre-financing part of 2010 and 2011 debt at a Telefonica, S.A. level. Worth highlighting the 5-year bond issue for an amount of 2,000 million euros launched in January, a 7-year bond issue in an aggregate amount of 1,000 million euros launched in March, the re-opening of this last issue in June for another 500 million euros and a 6-year private issue of 400 million euros placed in the same month. In addition, in June a US dollar-denominated issue of USD 2,250 million was launched, split into 2 tranches of 5.5 and 10 years maturity, though the settlement date was July 6th. With these transactions, the Group’s cash position amply exceeds 2009 maturities.
Additionally, a 4,000 million euros extension on a syndicated facility maturing in 2011 was successfully signed, shifting 2,000 million euros to 2012 and the remaining 2,000 million euros to 2013, adjusting 2011 maturities to levels more in line with cash flow generation figure.
Telefonica S.A. and its holding companies have remained active in these first months of 2009 under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance as of June 2009 of 1,265 million euros, maintaining spreads over reference rates.
Regarding Latin America, our subsidiaries have tapped the capital markets up to June 2009 for an amount above 950 million equivalent euros, mainly to refinance 2009 maturities and renew existing debt. Worth highlighting is the local currency issue launched by CTC (Chile), for an equivalent of 160 million euros.
As of June 30th, as a result of recent bond public capital markets transactions, bonds and debentures continue increasing their weight on the consolidated financial debt breakdown to 59%, with debt with financial institutions representing 41%.
At the close of the first half, the income taxes totalled 1,559 million euros, implying a tax rate of 29.7%, which was not affected by any one-off operations.
Profit attributable to minority interests reduced net income by 64 million euros to June, a year-on-year decrease of 34.2%. Shareholdings in Telesp, Telefónica O2 Czech Republic and Telefónica Telecom largely account for minority interest figures. The year-on-year decline is mainly attributable to the minority interests in Telefónica Chile (following a takeover bid for minority
January — June 2009 Results Telefónica 7

TELEFÓNICA GROUP
Consolidated Results
shareholders launched in 2008) and Telesp together with the increased losses at Telefónica Telecom.
As a result of the above, consolidated net income for the first half amounted to 3,619 million euros, up 0.7% on the same period of 2008. Stripping out the impact of asset disposals (Airwave and Sogecable) booked in the second quarter of 2008, growth in consolidated net income in the first half of 2009 would rise to 10.7% vs. the same period a year earlier.
Basic earnings per share in the first half stood at 0.79 euros, with year-on-year growth of 13.7%, excluding the impact of the aforementioned impact from asset disposals recorded in 2008. In reported terms, year-on-year growth rate stood at 3.4% in the first half of 2009.
January — June 2009 Results Telefónica 8

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg
Revenues	27,588	28,149	(2.0)	13,885	14,253	(2.6)
Internal exp capitalized in fixed assets	319	353	(9.6)	163	185	(11.7)
Operating expenses	(17,044)	(17,846)	(4.5)	(8,472)	(9,068)	(6.6)
Supplies	(8,004)	(8,662)	(7.6)	(3,991)	(4,350)	(8.2)
Personnel expenses	(3,260)	(3,389)	(3.8)	(1,566)	(1,706)	(8.2)
Subcontracts	(4,780)	(4,941)	(3.3)	(2,432)	(2,554)	(4.8)
Bad Debt Provisions	(426)	(377)	12.8	(214)	(198)	8.4
Taxes	(574)	(476)	20.5	(269)	(261)	2.9
Other net operating income (expense)	84	237	(64.6)	20	201	(90.2)
Gain (loss) on sale of fixed assets	(3)	237	c.s.	(9)	182	c.s.
Impairment of goodwill and other assets	(5)	(8)	(34.9)	(3)	(6)	(57.0)
Operating income before D&A (OIBDA)	10,939	11,123	(1.7)	5,585	5,747	(2.8)
OIBDA margin	39.7%	39.5%	0.1 p.p.	40.2%	40.3%	(0.1 p.p. )
Depreciation and amortization	(4,388)	(4,521)	(3.0)	(2,224)	(2,245)	(0.9)
Operating income (OI)	6,551	6,602	(0.8)	3,361	3,503	(4.0)
Profit from associated companies	30	(4)	c.s.	25	(3)	c.s.
Net financial income (expense)	(1,339)	(1,388)	(3.5)	(608)	(621)	(2.1)
Income before taxes	5,242	5,210	0.6	2,778	2,879	(3.5)
Income taxes	(1,559)	(1,520)	2.6	(816)	(784)	4.1
Income from continuing operations	3,683	3,690	(0.2)	1,963	2,095	(6.3)
Income (Loss) from discontinued ops.	0	0	n.s.	0	(0)	n.s.
Minority interest	(64)	(97)	(34.2)	(33)	(40)	(17.3)
Net income	3,619	3,593	0.7	1,929	2,055	(6.1)
Weighted average number of ordinary shares outstanding during the period (millions)	4,560	4,683	(2.6)	4,553	4,669	(2.5)
Basic earnings per share (euros)	0.79	0.77	3.4	0.42	0.44	(3.7)

Notes:

-	Starting April 2008, Vivo consolidates Telemig.

-
For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IFRS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

-	The second quarter of 2008 includes a positive impact of 114 million euros from Airwave disposal.

-	Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.
January — June 2009 Results Telefónica 9

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
RESULTS BY REGIONAL BUSINESS UNITS
Unaudited figures (Euros in millions)

	REVENUES			OIBDA			OIBDA MARGIN
	January - June			January - June			January - June
	2009	2008	% Chg	2009	2008	% Chg	2009	2008	Chg
Telefónica España (1)	9,757	10,331	(5.6)	4,838	5,173	(6.5)	49.6%	50.1%	(0.5 p.p.	)
Telefónica Latinoamérica (2)	10,968	10,531	4.2	4,271	3,831	11.5	38.9%	36.4%	2.6 p.p.
Telefónica Europe (3)	6,571	7,006	(6.2)	1,879	2,033	(7.6)	28.6%	29.0%	(0.4 p.p.	)
Other companies and eliminations	291	281	3.5	(50)	86	c.s	n.m.	n.m.	n.m.
Total Group (2)(3)(4)	27,588	28,149	(2.0)	10,939	11,123	(1.7)	39.7%	39.5%	0.1 p.p.

	OPERATING INCOME			CAPEX			OPCF (OIBDA-CAPEX)
	January - June			January - June			January - June
	2009	2008	% Chg	2009	2008	% Chg	2009	2008	% Chg
Telefónica España (1)	3,771	4,033	(6.5)	739	1,051	(29.6)	4,099	4,122	(0.6)
Telefónica Latinoamérica (2)	2,466	2,050	20.3	1,222	1,499	(18.4)	3,049	2,332	30.7
Telefónica Europe (3)	428	492	(13.0)	749	856	(12.5)	1,130	1,177	(4.0)
Other companies and eliminations	(114)	27	c.s.	72	44	64.3	(122)	42	c.s.
Total Group (2)(3)(4)	6,551	6,602	(0.8)	2,783	3,450	(19.3)	8,156	7,673	6.3

Notes:

-	OIBDA and OI are presented bebore brand fees and management fees.

-	OIBDA margin calculated as OIBDA over revenues.

(1)
In comparable terms revenues of Telefónica España would decline by 6.3%, OIBDA would decrease by 6.9% and OpCF would drop 1.0%. Comparable terms exclude: Universal Service Obligation: 75 million euros in revenue and 22 million euros in OIBDA in the first quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real state capital gains: 0.4 million euros in OIBDA in January-June 2009 and 68 million euros in OIBDA in same period in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009.

(2)	Starting April 2008, Vivo consolidates Telemig.

(3)	The second quarter of 2008 includes a positive impact of 114 million euros derived from Airwave disposal.

(4)	Sogecable capital gain amounting 143 million euros is recorded in the second quarter of 2008.
January — June 2009 Results Telefónica 10

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
CONSOLIDATED BALANCE SHEET
Unaudited figures (Euros in millions)

	Jun 2009	Dec 2008	% Chg
Non-current assets	82,721	81,923	1.0
Intangible assets	16,115	15,921	1.2
Goodwill	19,214	18,323	4.9
Property, plant and equipment and Investment property	31,035	30,546	1.6
Non-current financial assets and investments in associates	9,289	10,153	(8.5)
Deferred tax assets	7,068	6,980	1.3
Current assets	19,818	17,973	10.3
Inventories	1,138	1,188	(4.3)
Trade and other receivables	9,864	9,315	5.9
Current tax receivable	1,307	970	34.8
Current financial assets	2,005	2,216	(9.5)
Cash and cash equivalents	5,498	4,277	28.5
Non-current assets classified as held for sale	6	7	(7.3)

Total Assets = Total Equity and Liabilities	102,539	99,896	2.6

Equity	18,600	19,562	(4.9)
Equity attributable to equity holders of the parent	16,157	17,231	(6.2)
Minority interest	2,443	2,331	4.8
Non-current liabilities	57,879	55,202	4.9
Long-term financial debt	47,521	45,088	5.4
Deferred tax liabilities	3,698	3,576	3.4
Long-term provisions	5,143	5,421	(5.1)
Other long-term liabilities	1,517	1,117	35.7
Current liabilities	26,060	25,132	3.7
Short-term financial debt	6,532	8,100	(19.4)
Trade and other payables	7,728	7,939	(2.7)
Current tax payable	3,519	2,275	54.7
Short-term provisions and other liabilities	8,281	6,818	21.4

Financial Data

Net financial Debt (1)	44,055	42,733	3.1

(1)
Net Financial Debt = Long term financial debt + Other long term liabilities + Short term financial debt — Short term financial investments — Cash and cash equivalents — Long term financial assets and other non-current assets.

January — June 2009 Results Telefónica 11

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
FREE CASH FLOW AND CHANGE IN DEBT
Unaudited figures (Euros in millions)

		January - June
		2009	2008	% Chg
I	Cash flow from operations	9,827	9,249	6.2
II	Net interest payment (1)	(1,278)	(1,735)
III	Payment for income tax	(1,306)	(629)
A=I+II+III	Net cash provided by operating activities	7,243	6,885	5.2
B	Payment for investment in fixed and intangible assets	(4,062)	(3,763)
C=A+B	Net free cash flow after CapEx	3,181	3,122	1.9
D	Net Cash received from sale of Real Estate	233	62
E	Net payment for financial investment	(141)	431
F	Net payment for operations with minority shareholders and treasury stock (2)	(2,806)	(3,065)
G=C+D+E+F	Free cash flow after dividends	467	550	(15.0)
H	Effects of exchange rate changes on net financial debt	1,005	(285)
I	Effects on net financial debt of changes in consolid. and others	785	(476)
J	Net financial debt at beginning of period	42,733	45,284
K=J-G+H+I	Net financial debt at end of period	44,055	43,973	0.2

(1)	Including cash received from dividends paid by subsidiaries that are not under the full consolidation method.

(2)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are under full consolidation method.
RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX
Unaudited figures (Euros in millions)

	January - June
	2009	2008	% Chg
OIBDA	10,939	11,123	(1.7)
- CapEx accrued during the period	(2,783)	(3,450)
- Payments related to cancellation of commitments	(422)	(372)
- Net interest payment	(1,278)	(1,735)
- Payment for income tax	(1,306)	(629)
- Results from the sale of fixed assets	3	(237)
- Investment In working capital and other deferred income and expenses	(1,971)	(1,578)
= Net Free Cash Flow after CapEx	3,181	3,122	1.9
+ Net Cash received from sale of Real Estate	233	62
- Net payment for financial investment	(141)	431
- Net payment for operations wirh minority shareholders and treasury stock	(2,806)	(3,065)
= Free Cash Flow after dividends	467	550	(15.0)
Unaudited figures (Euros in millions)

	January - June
	2009	2008	% Chg
Net Free Cash Flow after CapEx	3,181	3,122	1.9
+ Payments related to cancellation of commitments	422	372
- Operations with minority shareholders	(40)	(72)
= Free Cash Flow	3,563	3,422	4.1
Weighted average number of ordinary shares outstanding during	4,560	4,683
= Free Cash Flow per share (euros)	0.78	0.73	6.9

Note:
The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility. The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions and guarantees) and after operations with minority shareholders, due to cash recirculation within the Group.

January — June 2009 Results Telefónica 12

TELEFÓNICA GROUP
Financial Data
NET FINANCIAL DEBT AND COMMITMENTS
Unaudited figures (Euros in millions)

		June 2009
	Long-term debt (1)	48,094
	Short term debt including current maturities	6,532
	Cash and cash equivalents	(5,498)
	Short and Long-term financial investments (2)	(5,073)
A	Net Financial Debt	44,055
	Guarantees to IPSE 2000	149
B	Commitments related to guarantees	149
	Gross commitments related to workforce reduction (3)	4,671
	Value of associated Long-term assets (4)	(711)
	Taxes receivable (5)	(1,246)
C	Net commitments related to workforce reduction	2,714
A + B + C	Total Debt + Commitments	46,917
	Net Financial Debt / OIBDA (6)	2.0	x
	Total Debt + Commitments/ OIBDA (6)	2.1	x

(1)	Includes “long-term financial debt” and 573 million euros of “other long-term debt”.

(2)	Current financial assets and 3,067 million euros recorded under the caption of “Non-current financial assets and investments in associates”.

(3)
Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Balance Sheet, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.

(4)
Amount included in the caption “Non-current financial assets and investments in associates” of the Balance Sheet. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.

(5)	Net present value of tax benefits arising from the future payments related to workforce reduction commitments.

(6)	Calculated based on June 2009 OIBDA, annualized and excluding results on the sale of fixed assets.
DEBT STRUCTURE BY CURRENCY
Unaudited figures

	June 2009
	EUR	LATAM	GBP	CZK	USD
Currency mix	67%	13%	9%	7%	4%
CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Last review
Moody’s	Baa1	P-2	Positive	17-Feb-09
JCR	A	—	Stable	17-Dec-08
S&P	A-	A-2	Stable	2-Dec-08
Fitch/IBCA	A-	F-2	Stable	25-Nov-08
January — June 2009 Results Telefónica 13

TELEFÓNICA GROUP
Financial Data
TELEFÓNICA GROUP
EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Balance Sheet (2)
	Jan - Jun 2009	Jan - Jun 2008	June 2009	December 2008
USA (US Dollar/Euro)	1.331	1.529	1.413	1.392
United Kingdom (Sterling/Euro)	0.894	0.774	0.852	0.952
Argentina (Argentinean Peso/Euro)	4.836	4.797	5.367	4.806
Brazil (Brazilian Real/Euro)	2.915	2.595	2.758	3.252
Czech Republic (Czech Crown/Euro)	27.126	25.207	25.890	26.930
Chile (Chilean Peso/Euro)	780.031	713.267	751.315	885.740
Colombia (Colombian Peso/Euro)	3,076.923	2,808.989	3,030.303	3,125.000
El Salvador (Colon/Euro)	11.650	13.379	12.367	12.177
Guatemala (Quetzal/Euro)	10.690	11.610	11.518	10.830
Mexico (Mexican Peso/Euro)	18.433	16.250	18.660	18.841
Nicaragua (Cordoba/Euro)	26.746	29.251	28.741	27.623
Peru (Peruvian Nuevo Sol/Euro)	4.133	4.360	4.254	4.371
Uruguay (Uruguayan Peso/Euro)	31.442	31.105	33.076	33.888
Venezuela (Bolivar/Euro)	2.863	3.287	3.039	2.992

(1)	These exchange rates are used to convert the P&L and CapEx accounts of the Group foreign subsidiaries from local currency to euros.

(2)	Exchange rates as of 30/June/09 and 31/December/08.
January — June 2009 Results Telefónica 14

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
In line with the management priorities announced at the beginning of the year, in the current economic environment the Company remains focused on maximising cash flow generation and strongly defending its highest value customers.
This strategy allowed Telefónica España to keep its high cash flow generation virtually unchanged from the same period in 2008, despite pressure on revenue, reflecting the efforts made to contain operating expenses and capital expenses (-9.7% vs. the first half of 2008).
Operating cash flow (OIBDA-CapEx) totalled 4,099 million euros in the first half of 2009 (-1.0% vs. the same period in 2008 on a comparable basis1; -0.6% in reported terms).
By the end of June, Telefónica España managed a total of 47.0 million accesses. Highlights include the rise in the number of retail broadband Internet accesses, which grew by 6.5% to more than 5.3 million and growth in the mobile customer base to 23.7 million (+2.1% year-on-year), driven by the growing adoption of flat-rate data plans, which exceeded 1.2 million.
Revenues totalled 9,757 million euros in the first half, a year-on-year fall of 5.6% (-6.9% in the quarter), reflecting a continuation of the trends seen in the first three months of the year (a slowdown in the market as a whole, high competition and lower consumption of voice services from customers).
On a comparable basis1, revenues year-on-year change would stand at -6.3% for the half year and at -6.9% in the second quarter, the latter being impacted by seasonality effects. Worth to mention are IT Services, which continued delivering a good performance (+4.8% year-on-year) in the second quarter, as did Data Services (+7.1% year-on-year) in the wireline business. Another highlight was the significant jump in wireless data connectivity revenues (+56.6% vs. the second quarter of 2008).
It is worth noting that the Company has revised in the second quarter of 2009 its estimates for the adjustment to workforce provision provided for in prior periods. This revision resulted in reduction in expenses of 90 million euros.
Thus, on a comparable basis1, operating income before depreciation and amortisation (OIBDA) fell by 6.9% year-on-year in the first half of 2009 (-8.9% in the second quarter). The OIBDA margin on a comparable1 basis stood at 48.8%.
Reported OIBDA stood at 4,838 million euros in the first half, a decrease of 6.5% year-on-year, with a margin of 49.6%.
CapEx totalled 739 million euros in the first half of 2009, a decrease of 29.6% from a year earlier, reflecting the management’s capacity to adapt to changes in demand and prioritise investments in those business areas which continue to show strong growth, such as mobile broadband.
WIRELINE BUSINESS
In the second quarter the wireline telephony access market in Spain continued to reflect the impacts from the current economic climate, resulting in a year-on-year estimated decrease of 0.8% by June end, 2009.

[1]
Comparable basis exclude: Universal Service Obligation: 75 million euros in revenue and 22 million euros in OIBDA in the first quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real state capital gains: 0.4 million euros in OIBDA in January-June 2009 and 68 million euros in OIBDA in same period in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009.

January — June 2009 Results Telefónica 15

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
Against this background, and also affected by the ongoing unbundling of loops, in the first half of 2009 the Company registered a net loss of 634,847 wireline telephony accesses to reach close to 14.7 million accesses at the end of June 2009 (-6.2% year-on-year), with an estimated market share of around 75%. In the second quarter, the net loss of accesses decreased by nearly 8,000 from the previous quarter (-2.4%).
The declining trend of pre-selected lines continued through the year, dropping by 110,770 in the second quarter and by 190,655 in the first half, to less than 1.3 million lines at the end of June 2009.
The wireline broadband Internet access market growth continued to slow down, affected partly by sharp growth in mobile broadband, reaching an estimated total of 9.5 million accesses, 8.0% higher than in June 2008. Telefónica maintained its leadership with an estimated market share of 56% following net adds of 84,968 accesses in the first half (39,605 in the second quarter) to more than 5.3 million accesses (+6.5% vs. June 2008).
The loss of wholesale indirect broadband accesses gathered pace, with a net loss of 37,010 accesses in the quarter and 54,974 in the first half. The wholesale indirect ADSL access customer base stood at 368,790 (-20.4% vs. June 2008).
Growth of unbundled loops slowed, with net adds of 252,695 loops in the first half (115,405 in the second quarter, 15.9% down from the previous quarter). Total unbundled loops reached over 1.9 million, of which almost 28% are shared access loops, with the remaining 72% fully unbundled loops (including more than 350,000 naked shared access loops). Net adds of fully unbundled loops stood at 308,990 in the first half (154,204 in the second quarter, for a quarter-on-quarter drop of 0.4%), of which 29% were naked shared access loops, while shared access loops declined by 56,295 in the first half of 2009.
Telefónica’s estimated share of the pay TV market exceeded 14% at the end of June 2009. Performance improved in the second quarter, with positive net adds of 4,715 customers. In the first half the Company registered a net loss of 2,960 Pay TV accesses, with a total of 609,534 Pay TV customers at June end (+5.7% year-on-year).
The total number of Duo and Trio bundles reached close to 4.7 million. This means that more than 86% of the Company’s retail broadband accesses were part of a double or triple offer bundle.
Revenues totalled 6,049 million euros through June 2009, a year-on-year decrease of 2.6%. On comparable basis2, the year-on-year change was -3.9% in the first half of 2009 and -4.7% in the second quarter. By item:
•
Traditional access revenues slipped 0.2% year-on-year in the first half (-5.9% in the second quarter), which followed the booking of 75 million euros in revenues linked to Universal Service Obligation in the first quarter of 2009, and mainly affected by a lower number of accesses.

•
Voice service revenues fell by 10.2% in the first half (-12.1% in the quarter) as a result of lower fixed-to-mobile and international traffic and the growing contribution from traffic under flat-rate plans, stemming from consumers usage optimization.

•	Internet and Broadband revenues fell by 1.4% in the first half (-2.3% in the second quarter):
•
Retail broadband service revenues dropped by 0.5% in the first half (-2.2% in the second quarter), mainly due to slower growth in the total number of accesses and a reduction in effective ARPU (-6.6% in the first half).

•
The performance of wholesale broadband revenues (+0.5% in the first half of 2009, +3.3% in the second quarter) reflects the impact of the 20% reduction in monthly fees for fully unbundled loops since December 2008, which was offset by growth in the number of unbundled loops.

[2]
Comparable basis exclude: Universal Service Obligation: 75 million euros in revenue and 46 million euros in OIBDA in the first quarter of 2009; bad debt recovery: 17 million euros in OIBDA in the first quarter of 2008; real state capital gains: 0.4 million euros in OIBDA January-June 2009 and 68 million euros in OIBDA in the same period of 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 58 million euros in the second quarter of 2009.

January — June 2009 Results Telefónica 16

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
•	Data service revenues continued to grow year-on-year in the second quarter, rising 7.1%, and by 5.4% in the first half, to 617 million euros in January-June 2009.

•	IT service revenues totalled 234 million euros in the first half, up 13.5% year-on-year and climbed 4.8% in the second quarter.
On a comparable basis3, operating expenses declined by 2.8% in the first half (-4.3% in the second quarter). In reported terms the year-on-year decline was 3.1% to 3,195 million euros, broken down as follows:
•	External service expenses fell by 3.1% to 651 million euros.

•
Personnel expenses dropped by 5.2% to 995 million euros. Excluding in the second quarter the impact of the revision of the estimates for the adjustment to workforce provision provided for in prior periods (58 million euros), personnel expenses would remain virtually unchanged (+0.3% vs. the first half of 2008).

•	Supply costs decreased 5.5% to 1,370 million euros, thanks to lower interconnection costs associated with lower fixed-to-mobile traffic and the reduction in mobile termination rates.
As a result, operating income before depreciation and amortisation (OIBDA) in the first half of 2009 fell 4.6% year-on-year on a comparable basis3 to 2,928 million euros (-5.3% in the second quarter). The OIBDA margin was practically unchanged in comparable basis3 in the first half at 47.3% (vs. 47.6% in the first half of 2008), and at 47.1% in the second quarter.
January-June 2009 reported OIBDA fell 3.8% year-on-year, with an OIBDA margin of 48.4%.
WIRELESS BUSINESS
The Spanish wireless market hit the 54.5 million-line mark in June 2009, with an estimated penetration rate of 119% (6 percentage points higher than in June 2008).
In the current economic climate, and in a highly mature and competitive market, the Company is focussing its commercial activity on maintaining its market leadership in terms of revenue share (with a positive differential between its share of outgoing revenue and share of customers estimated at between 4 and 5 percentage points).
At the end of June 2009 Telefónica España’s wireless customer base topped 23.7 million, up 2.1% year-on-year, underpinned by a 3.0% rise in contract customers, which now make up 62.0% of the total customer base (+0.6 percentage points vs. June 2008). Net adds in the first half totalled 110,739 lines, with a notable better performance in the second quarter, which saw net adds of 100,903 lines.
In number portability, Telefónica España’s wireless business successfully reversed the trend seen in the last two quarters in the contract segment, recording a positive balance of 16,416 customers in the second quarter with a balance of -55,082 customers in the first half.
Churn in the second quarter was stable compared with the previous quarter, standing at 1.9% in the first half, slightly above last year figure (+0.1 percentage points).
In terms of usage, traffic dropped 4.0% year-on-year in the first six months of 2009 and by 4.5% in the second quarter, to 20,537 million minutes in the first half. The drop reflects customers’ growing optimisation patterns, especially on voice services, while in the second quarter the performance was also affected by seasonal differences.
Voice ARPU was also impacted by cuts in mobile termination rates made over the last 12 months (-19.2% following the latest cut in April 2009). As a result, ARPU fell by 12.5% year-on-year, to 22.4

[3]
Comparable basis exclude: Universal Service Obligation: 75 million euros in revenue and 46 million euros in OIBDA in the first quarter of 2009; bad debt recovery: 17 million euros in OIBDA in the first quarter of 2008; real state capital gains: 0.4 million euros in OIBDA January-June 2009 and 68 million euros in OIBDA in the same period of 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 58 million euros in the second quarter of 2009.

January — June 2009 Results Telefónica 17

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
euros in the half year, with very similar performance registered in the second quarter (-12.8% vs. the second quarter of 2008).
Data ARPU climbed 2.9% year-on-year to 5.2 euros in the first half of 2009. It rose 2.4% year-on-year in the second quarter, slightly trailing the pace of growth in the first quarter of 2009 on a lower contribution of person to person SMSs. Nevertheless, connectivity-related revenue grew 53.6% in the first half (+56,6% in the second quarter), driven by a growing adoption for flat-rate data plans (over 1.2 million flat-rate data plans in June 2009, more than doubling June 2008 figures). Data ARPU accounted for 18.9% of total ARPU in the first half (+2.4 percentage points year-on-year).
The number of 3G handsets held by customers continued to rise in the first half to over 7.5 million, 1.5 times more than in June 2008.
As a consequence, total ARPU in the first half of 2009 stood at 27.6 euros (-10.0% year-on-year) and outgoing ARPU was 23.8 euros (-8.2% vs. the same period a year earlier). The second quarter noticed a stabilisation of the pace of the year-on year decline in total ARPU, which stood at 10.4% (-8.4% in outgoing ARPU).
Revenues in the first half totalled 4,361 million euros, 9.5% down on the same period in 2008, with similar performance seen in the second quarter of 2009, prompted by lower wholesale revenue (interconnection, roaming, etc.) and fewer revenue from handset sales. Highlights by revenue item:
•
Service revenues fell 8.2% year-on-year in the first half of 2009 to 3,860 million euros, dropping 9.0% in the second quarter. The cut in mobile termination rates explains 2.5 percentage points of the decline in both the second quarter and the first half, while the second quarter performance is also impacted by seasonal differences.

•	Customer revenue fell by 5.8% in the first half from a year earlier (3,244 million euros) and by 6.6% in the second quarter, affected by weaker customer usage patterns.

•	Interconnection revenues, hit by the cut in mobile termination rates, fell 18.7% year-on-year in the first half to 519 million euros, and dropped 20.1% in the second quarter.

•	The lower roaming-in revenues reflect the reduction in wholesale roaming prices and shrinking traffic, with year-on-year declines of 21.7% in the first half and 11.9% in the second quarter.
•
Revenues from handset sales in the first half fell by 18.3% year-on-year to 501 million euros, following a 13.0% drop in the second quarter, reflecting the different phasing of handset shipments to the channel.

Meanwhile, operating expenses fell by 9.1% in the first half to 2,466 million euros and were down 8.8% in the second quarter from a year earlier, thanks to the Company’s improved efficiency and a range of cost-cutting measures implemented to adjust spending to the current economic environment. It is worth noting that the Company has revised in the second quarter of 2009 its estimates for the adjustment to workforce provision provided for in prior periods. This revision resulted in reduction in expenses of 32 million euros. In addition, in the first quarter there were recorded 23.9 million euros of costs for covering the Universal Service fund for 2006.
On comparable basis4, OIBDA posted year-on-year declines of 10.4% in the first half and 13.7% in the second quarter. Comparable4 OIBDA margin narrowed 0.5 percentage points to 43.9% in the first half of 2009.
Reported Operating income before depreciation and amortisation (OIBDA) in the first half fell 10.3% year-on-year to 1,925 million euros (-10.8% in the second quarter). The reported OIBDA margin stood at 44.1% in the first half, vs. the 44.6% from the same period in 2008.

[4]
Comparable basis exclude bad debt recovery (8 million euros in OIBDA in the first quarter of 2008), expenses due to the recognition of Universal Service Obligation (24 million euros in the first quarter of 2009); revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 32 million euros in the second quarter of 2009.

January — June 2009 Results Telefónica 18

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA
ACCESSES
Unaudited figures (thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y
Final Clients Accesses	45,019.7	45,160.7	45,213.6	44,885.7	44,676.7	(0.8)
Fixed telephony accesses (1)	15,670.0	15,526.9	15,326.3	15,004.9	14,691.4	(6.2)
Internet and data accesses	5,547.6	5,608.3	5,670.0	5,661.3	5,660.1	2.0
Narrowband	502.3	453.9	388.0	336.4	297.6	(40.8)
Broadband (2)	5,005.0	5,117.0	5,246.4	5,291.8	5,331.4	6.5
Other (3)	40.4	37.4	35.6	33.1	31.1	(22.9)
Mobile accesses	23,225.4	23,436.0	23,604.8	23,614.7	23,715.6	2.1
Pre-Pay	8,964.6	8,978.5	9,037.0	9,061.8	9,021.2	0.6
Contract	14,260.8	14,457.5	14,567.8	14,552.9	14,694.4	3.0
Pay TV	576.6	589.6	612.5	604.8	609.5	5.7

Wholesale Accesses	2,001.3	2,035.0	2,136.1	2,271.5	2,369.1	18.4
WLR (4)	0.0	0.0	9.5	25.9	45.4	n.s.
Unbundled loops	1,532.6	1,585.2	1,698.0	1,835.3	1,950.7	27.3
Shared ULL	683.6	640.2	602.3	584.8	546.1	(20.1)
Full ULL (5)	849.1	945.0	1,095.7	1,250.5	1,404.7	65.4
Wholesale ADSL	463.3	444.8	423.8	405.8	368.8	(20.4)
Other (6)	5.3	5.0	4.7	4.4	4.2	(21.0)

Total Accesses	47,020.9	47,195.7	47,349.7	47,157.2	47,045.7	0.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	ADSL, satellite, optical fibre and broadband circuits.

(3)	Leased lines.

(4)	Wholesale Line Rental.

(5)	Includes naked shared loops.

(6)	Wholesale circuits.
TELEFÓNICA ESPAÑA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg
Revenues	9,757	10,331	(5.6)	4,844	5,200	(6.9)
Internal exp capitalized in fixed assets	97	106	(8.3)	53	55	(4.7)
Operating expenses	(5,023)	(5,331)	(5.8)	(2,457)	(2,685)	(8.5)
Other net operating income (expense)	17	18	(6.4)	2	12	(80.8)
Gain (loss) on sale of fixed assets	(7)	53	c.s.	(4)	(5)	(22.1)
Impairment of goodwill and other assets	(3)	(4)	(17.9)	(1)	(3)	(47.9)
Operating income before D&A (OIBDA)	4,838	5,173	(6.5)	2,437	2,576	(5.4)
OIBDA margin	49.6%	50.1%	(0.5 p.p. )	50.3%	49.5%	0.8 p.p.
Depreciation and amortization	(1,067)	(1,139)	(6.3)	(536)	(562)	(4.6)
Operating income (OI)	3,771	4,033	(6.5)	1,900	2,014	(5.6)

Notes:

-	OIBDA and OI before brand fees.

-
In comparable terms revenues would decline by 6.3%, OIBDA would decrease by 6.9% and OpCF would drop 1.0%. Comparable terms exclude: Universal Service Obligation: 75 million euros in revenue and 22 million euros in OIBDA in the first quarter of 2009; bad debt recovery: 25 million euros in OIBDA in the first quarter of 2008; real state capital gains: 0.4 million euros in OIBDA in January-June 2009 and 68 million euros in OIBDA in same period in 2008; revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 90 million euros in the second quarter of 2009.

January — June 2009 Results Telefónica 19

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg
Revenues	6,049	6,213	(2.6)	2,987	3,134	(4.7)
OIBDA	2,928	3,045	(3.8)	1,465	1,488	(1.5)
OIBDA margin	48.4%	49.0%	(0.6 p.p. )	49.0%	47.5%	1.6 p.p.
CapEx	522	702	(25.7)	282	403	(30.0)
OpCF (OIBDA-CapEx)	2,406	2,343	2.7	1,183	1,085	9.0

Notes:

-	OIBDA before brand fee.

-
A total of 75 million euros of revenue were booked in the first quarter of 2009 associated with the recognition of the Universal Service Obligation at Telefónica España Wireline Business for the 2006 fiscal year. This had a positive impact of 46 million euros on OIBDA. In the second quarter of 2009 it was made a revision of the estimates for the adjustment to workforce provision provided for in prior periods, resulting in lower expenses of 58 million euros.

TELEFÓNICA ESPAÑA: WIRELINE BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg
Traditional Access (1)	1,391	1,394	(0.2)	650	691	(5.9)
Traditional Voice Services	2,030	2,262	(10.2)	999	1,136	(12.1)
Traffic (2)	1,136	1,335	(14.9)	548	663	(17.4)
Interconnection (3)	459	470	(2.3)	230	235	(2.4)
Handsets sales and others (4)	435	457	(4.8)	221	237	(6.7)
Internet Broadband Services	1,490	1,511	(1.4)	752	770	(2.3)
Narrowband	20	35	(42.8)	10	15	(35.6)
Broadband	1,471	1,476	(0.4)	742	754	(1.6)
Retail (5)	1,307	1,314	(0.5)	658	673	(2.2)
Wholesale (6)	163	162	0.5	84	82	3.3
Data Services	617	585	5.4	317	296	7.1
IT Services	234	206	13.5	120	115	4.8

(1)	Monthly and connection fees (PSTN, Public Use Telephony, ISDN and Corporate Services) and Telephone booths surcharges.

(2)
Local and domestic long distance (provincial, interprovincial and international) fixed to mobile traffic, Intelligent Network Services, Special Valued Services, Information Services (118xy), bonusses and others.

(3)	Includes revenues from fixed to fixed incoming traffic, mobile to fixed incoming traffic, and transit and carrier traffic.

(4)	Managed Voice Services and other businesses revenues.

(5)	Retail ADSL services and other Internet Services.

(6)	Includes Megabase, Megavía, GigADSL and local loop unbundling.

Note:
A total of 75 million euros of revenue were booked in the first quarter associated with the recognition of the Universal Service Obligation for the 2006 fiscal year, recorded under the caption of traditional access.

January — June 2009 Results Telefónica 20

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg
Revenues	4,361	4,817	(9.5)	2,189	2,419	(9.5)
OIBDA	1,925	2,147	(10.3)	980	1,099	(10.8)
OIBDA margin	44.1%	44.6%	(0.4 p.p. )	44.8%	45.4%	(0.7 p.p. )
CapEx	218	349	(37.6)	123	185	(33.1)
OpCF (OIBDA-CapEx)	1,707	1,798	(5.1)	857	914	(6.3)

Notes:

-	OIBDA before brand fee.

-
There is a negative impact of 24 million euros on OIBDA due to the recognition of the Universal Service Obligation for the 2006 fiscal year, and the revision of the estimates for the adjustment to workforce provision provided for in prior periods, which has resulted in lower expenses of 32 million euros in the second quarter of 2009.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED REVENUES DATA
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg
Service Revenues	3,860	4,204	(8.2)	1,940	2,132	(9.0)
Customer Revenues	3,244	3,444	(5.8)	1,636	1,752	(6.6)
Interconnection	519	639	(18.7)	252	315	(20.1)
Roaming — In	69	89	(21.7)	40	46	(11.9)
Other	28	33	(14.8)	12	19	(36.1)
Handset revenues	501	613	(18.3)	250	287	(13.0)
January — June 2009 Results Telefónica 21

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	2008			2009
	Q2	Q3	Q4	Q1	Q2	% Chg y-o-y
Traffic (Million minutes)	10,991	11,441	10,727	10,038	10,499	(4.5)
ARPU (EUR)	30.8	30.9	29.5	27.6	27.6	(10.4)
Pre-pay	14.5	15.4	13.8	12.5	12.6	(13.2)
Contract	41.1	40.6	39.3	36.9	36.8	(10.4)

Data ARPU (EUR)	5.0	5.3	5.5	5.3	5.1	2.4
%non-P2P SMS over data revenues	53.6%	54.8%	55.5%	59.4%	60.6%	7.0 p.p.

Notes:

-	ARPU calculated as monthly quarterly average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

TELEFÓNICA ESPAÑA: WIRELESS BUSINESS
SELECTED OPERATING DATA
Unaudited figures

	January - June
	2009	2008	% Chg
Traffic (Million minutes)	20,537	21,399	(4.0)
ARPU (EUR)	27.6	30.6	(10.0)
Pre-pay	12.5	14.5	(13.6)
Contract	36.9	41.1	(10.3)
Data ARPU (EUR)	5.2	5.1	2.9
%non-P2P SMS over data revenues	60.0%	53.1%	6.9 p.p.

-	ARPU calculated as monthly first half average.

-
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2009 Results Telefónica 22

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
In the first half of 2009, amid a lower commercial activity in the region’s telecommunications market, Telefónica Latinoamérica continued to focus on profitable growth in wireless telephony and on transforming its wireline business, while at the same time striving to improve operating efficiency. This strategy has once again allowed the Company to deliver an outstanding set of financial and operating results.
Telefónica Latinoamérica continued to post solid revenue growth (+7.4% year-on-year in organic terms1 to 10,968 million euros in the half year), with operating income before depreciation and amortisation (OIBDA) and operating cash flow (OIBDA—CapEx), growing ahead of revenues, rising by 14.0%1 and 31.9%1 respectively (to 4,271 million euros and 3,049 million euros).
At the end of June 2009, Telefónica Latinoamérica managed 160.8 million accesses in the region, up 8.7% year-on-year. Underpinning this advance was the sustained growth of its wireless, broadband and pay TV businesses.
In wireless telephony, estimated penetration stood at 85%, close to 10 percentage points higher than in June 2008. Telefónica Latinoamérica had 126.0 million accesses, up 11.1% year-on-year, with net adds of more than 2.6 million accesses in the half year and almost 1.4 million in the second quarter of 2009, driven by solid growth in Brazil, Mexico, Argentina, Chile, Venezuela and Peru. Churn, despite the highly competition, held firm and stood at 2.6% in June (-0.1 percentage points year-on-year) and 2.7% in the quarter (+0.1 percentage points).
At the same time, initiatives aimed at stimulating consumption helped boost total traffic by 9.3% year-on-year through to June (+9.4% outgoing), with a significant rise in data service revenues (which now account for 17.2% of wireless telephony service revenues in the first half. Despite increased usage and impacted by the lower mobile termination rates, ARPU fell 2.9% year-on-year in organic terms1 in the first half, with outgoing ARPU marking a better performance (+1.1% in organic terms1).
The wireline customer base totalled 34.8 million accesses, up 1.0% year-on-year. Underpinning this advance was the increased weighting of growth businesses (broadband, pay TV and data), driven by service bundling and an improved product offering. 51% of broadband accesses form part of a Duo and Trio offering (+10 percentage points vs. June 2008). Including local and controlled usage bundles, close to 61% of wireline accesses form part of a bundle (up 4 percentage points from June 2008). By service:
•
Broadband accesses topped 6.3 million and growth remains strong (+15.0% year-on-year), driven by the solid advances in Brazil (+18.8% year-on-year), Argentina (+16.6% year-on-year) and Peru (+18.9%). Nets adds totalled 285,261 accesses in the half-year and 143,309 in the second quarter.

•	In the pay TV business, Telefónica Latinoamérica now has almost 1.7 million customers (+24.1% year-on-year) after recording 138,903 net adds in the first half of 2009 (64,376 in the second quarter).
•	Wireline accesses fell slightly by 1.4% from June 2008 to 25.4 million at the end of June 2009, largely as a result of wireline-wireless substitution.
The Company’s positive operating performance led to a significant improvement in its financial results in organic terms1. Reported figures were negatively affected by the fluctuation in exchange

[1]	Assuming constant exchange rates and including Telemig in January-March 2008.
January — June 2009 Results Telefónica 23

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
rates in the half year, though nearly all currencies made up ground against the euro in the second quarter.
In organic terms2 the biggest contributors to revenue growth (+7.4% year-on-year) were Venezuela (+3.2 percentage points), Argentina (+1.9 percentage points) and Brazil (+1.2 percentage points).
Reported revenues increased 4.2% compared to the first half of 2008 in current euros (exchange rate fluctuations dragged 4.0 percentage points from revenue growth). By country, Brazil remained the main engine for the Company, accounting for 35.7% of Telefónica Latinoamérica’s first half revenues in current euros, followed by Venezuela (15.9%) and Argentina (12.1%).
Operating expenses totalled 6,777 million euros in the first half, down 0.9% year-on-year in reported terms (-3.9% in the quarter), that in organic terms2 becomes a positive growth of 2.8%.
Operating income before depreciation and amortisation (OIBDA) increased by 11.5% in current euros in the half year. Exchange rate fluctuations detracted 3.1 percentage points from OIBDA growth. It is noteworthy that OIBDA growth outpaced revenue growth thanks to the benefits of increased scale and cost reduction initiatives.
By market, Brazil contributed 34.8% of Telefónica Latinoamérica’s OIBDA, followed by Venezuela and Argentina (20.9% and 11.6% respectively).
In organic terms2, OIBDA advanced 14.0% year-on-year, driven by Venezuela (+6.3 percentage points), Argentina (+2.9 percentage points) and Mexico (+2.4 percentage points).
BRAZIL
The Brazilian telecommunications market remained buoyant in the first half of 2009, with wireless telephony especially strong.
At the end of June 2009, Telefónica managed 62.5 million accesses in Brazil, up 11.3% year-on-year, underpinned by the positive performance in both wireless and broadband accesses. Net adds in the first half 2009 totalled 1.7 million accesses, with more than 1.1 million new customers signed up in the second quarter.
Revenues totalled 3,920 million euros in the first half of 2009, a year-on-year increase of 4.7% in local currency, (+1.9% in the second quarter). Telesp continues to post positive growth in a highly competitive environment with a steadily expanding wireless market, while VIVO has further bolstered its position as market leader.
Operating income before depreciation and amortisation (OIBDA) in the first half of the year, rose 3.9% year-on-year in local currency to 1,487 million euros (+3.4% in the second quarter), leaving an OIBDA margin of 37.9%, virtually unchanged from June 2008, and 38.9% in the second quarter.
CapEx in the first six months totalled 502 million euros, down 20.0% in local currency. It should be noted that 2008 CapEx includes the acquisition of 3G licences by VIVO.
As a result, operating cash flow (OIBDA—CapEx) stood at 986 million euros in the first half of 2009, up 22.6% in local currency from the same period in 2008.
VIVO
The Brazilian wireless telephony market had 160 million users at the end of June 2009, with almost six million new accesses in the second quarter, virtually double the reported figure for the previous quarter. As a result, penetration stands at 83%, 14 percentage points higher than in June 2008.
VIVO had over 46.8 million accesses at the end of June, up 15.8% year-on-year. Net adds for the first six months of the year stood at 1.9 million customers, with 1.2 million new adds in the second quarter, an increase of 69.1% compared with the first quarter of 2009. GSM and 3G customers now account for 77% of VIVO’s total customer base.

[2]	Assuming constant exchange rates and including Telemig in January-March 2008.
January — June 2009 Results Telefónica 24

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
VIVO remains focused in maintaining its leadership in terms of revenue share, with contract customers growing ahead of the total base. In a highly competitive environment and in a quarter marked by increased commercial pressure, as operators launched Mother’s Day and Valentine’s Day campaigns, and intensified dynamics of the “SIM only” market. VIVO obtained 5.0 million gross adds in the second quarter and 9.0 million in the first half, up 2.9% year-on-year (-3.4% in organic terms3).
Churn stood at 2.6% in the first half of 2009, unchanged from June 2008 and down 0.1 percentage points in organic terms3 in the second quarter at 2.7%. This was slightly higher than in the second quarter of 2008 (+0.1 percentage points in organic terms3), shaped by the abovementioned “SIM only” effect.
Traffic in the first half of 2009 stood at 21,263 million minutes, up 14.3% year-on-year (+7.7% in organic terms3). Traffic fell slightly in the quarter (-0.9%) on the back of a slowdown in off-net traffic.
ARPU in the first half of 2009 fell 8.4% year-on-year in local currency in organic terms4, with a better performance in the second quarter (-7.9% year-on-year). It is noteworthy that ARPU in local currency remained stable in the second quarter vs. previous quarter. Outgoing ARPU performed better than in the first quarter (-2.9% in local currency in organic terms4 in the half year vs. -6.2% to March 2009), partly thanks to growth in new non-voice services.
The data business continues to fare well, posting 32.3% organic4 revenue growth in local currency in the half year (+30.3% in the first quarter). This positive performance was underpinned by the increased contribution of non-SMS data revenue, the result of the Company’s commitment to widening the availability of mobile broadband and increased use of content services.
Revenues totalled 1,389 million euros in the first half of 2009, a year-on-year increase of 13.2% in local currency (+8.0% in organic terms4) and advanced 5.8% in the second quarter. The performance vs. the first quarter of 2009 is explained by lower revenues from handset sales in organic terms4 (+11.5% in the first quarter and -6.7% to June) as a result of the increased weight of non-subsidised gross adds (SIM only). Service revenues grew 9.5% in organic terms4 in the half year.
Operating income before depreciation and amortisation (OIBDA) totalled 418 million euros in the first half, up 31.7% in local currency (+24.6% in organic terms4), signalling an acceleration vs. the first quarter (+11.7% in organic terms4). With OIBDA growth outpacing the increase in revenue, the OIBDA margin stood at 30.1% in the first half, up 4.0 percentage points in organic terms4 (+7.5 percentage points in the second quarter).
CapEx in the half year stood at 192 million euros. The year-on-year comparison is affected by the purchase of 3G licences in 2008.
Operating cash flow (OIBDA-CapEx) stood at 226 million euros in the first half, vs. negative figures in the same period in 2008.
TELESP
Telesp managed 15.6 million accesses at the end of June 2009, virtually unchanged from June 2008. Growth in broadband and TV accesses offset the fall in traditional telephony accesses (-3.6% year-on-year).
The Company’s performance in the first half of the year was affected by operating problems related with the quality of service and the Company’s networks, which caused Anatel decision to stop the sale of broadband accesses from 22 June. It is worth highlighting that the Company has already presented to Anatel and has implemented an action plan aimed to stabilize the operating situation of the network and continues working in a plan to increase the capacity of its broadband network.
Telesp continued to add broadband and TV accesses in the first half of 2009, focusing on service bundling as a value driver. The Company managed 2.7 million broadband accesses at the end of June 2009, a year-on-year increase of 18.8%, with net adds of 69,453 accesses in the second

[3]	Including Telemig in January-March 2008.

[4]	Assuming constant exchange rates and including Telemig in January-March 2008.
January — June 2009 Results Telefónica 25

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
quarter. It is noteworthy that 58% if fixed telephony accesses and 29% of ADSL accesses are bundled. Pay TV accesses grew 48.3% compared with June 2008 to over 514,300 with net adds of 42,123 accesses in the half year.
Telesp’s revenues totalled 2,730 million euros in the first half of the year, a year-on-year increase of 1.4% in local currency and advanced 0.7% in the second quarter. The ongoing transformation of the Company led to significant growth at its new businesses, offsetting the drop in revenues from traditional wireline telephony. Revenues from new businesses accounted for 14.6% of the total in the first half, 2.2 percentage points more than twelve months ago. Broadband, pay TV and content revenue growth in the first half stood at 19.4% in local currency in a highly competitive environment (+13.6% in the second quarter). Meanwhile, data and IT revenues were still robust, advancing by 28.9% in local currency in the half year (+32.8% in the second quarter). Traditional telephony revenues, which declined 3.8% in local currency through to June (-4.3% in the second quarter), reflect the lower number of accesses (-3.6% year-on-year).
Operating expenses grew 3.9% year-on-year in the first half of the year in local currency (+1.7% in the second quarter). New businesses and wireless-related traffic (SMP), together with the improved customer relationship model, were the main reasons behind growth in operating expenses. In the second quarter, Telesp revised its contingency provision, resulting in a net reversal. Bad debt provisions stood at 3.3% at the end of June, virtually unchanged from June 2008 (3.4%).
Consequently, operating income before depreciation and amortisation (OIBDA) totalled 1,070 million euros in the first half, down 2.4% year-on-year in local currency (-3.0% in the second quarter). The OIBDA margin stood at 39.2% in the first half of 2009 and 40.7% in the second quarter, down 1.6 percentage points and 1.7 percentage points respectively.
CapEx in the first half totalled 310 million euros (up 1.1% year-on-year in local currency) mainly devoted to broadband and TV. Operating cash flow (OIBDA-CapEx) totalled 760 million euros (down 3.8% year-on-year in local currency).
ARGENTINA
Argentina’s telecommunications market continues to show strong growth potential, with both wireless and broadband maintaining high year-on-year growth rates in a context where penetration levels are already high.
Telefónica remains a benchmark for innovation and market leadership, with 21.0 million accesses at the end of June 2009 (+4.9% year-on-year). The Company continues to focus on increasing customer value, both in the wireless business by promoting initiatives to boost consumption and offering new products such as wireless broadband, as well as in the wireline business by implementing a bundling strategy.
Against this backdrop Telefónica achieved a strong set of financial results, in line with its robust performance in recent quarters. Revenues totalled 1,332 million euros in the first half of 2009, a year-on-year increase of 17.5% in local currency. In the second quarter, year-on-year growth stood at 14.7% in local currency, maintaining a strong growth rate.
Operating income before depreciation and amortisation (OIBDA) rose 29.1% year-on-year in the first half of 2009 in local currency to 495 million euros and by 27.5% in the second quarter. As a result, the OIBDA margin stood at 36.1% at the end of June 2009 (up 3.4 percentage points year-on-year) and at 36.9% in the second quarter, higher than in the first quarter and up 3.8 percentage points from the second quarter of 2008. This efficiency improvement was based on effective cost management, outstripping revenue growth.
CapEx to June 2009 totalled 123 million euros, leaving operating cash flow (OIBDA-CapEx) of 372 million euros, up 43.5% in local currency from June 2008.
T. MÓVILES ARGENTINA
The penetration rate in Argentina’s wireless telephony market was 114% at the end of June 2009 (+11 percentage points year-on-year).
January — June 2009 Results Telefónica 26

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Telefónica now manages 15.1 million wireless accesses, up 7.1% year-on-year. Net adds in the first half stood at 286,789 accesses, with 113,995 new accesses reported in the second quarter. The Company continues to focus its commercial strategy on maximising customer value.
Traffic reached 7,228 million minutes in the first half of the year (+23.7% from the same period in 2008), with an 18.5% year-on-year rise in the second quarter thanks to the success of policies aimed at boosting on-net traffic (+52.0% year-on-year, in the first half).
In addition to the growth in voice services, the data business also plays a key role in boosting ARPU. Data revenues now account for 27.6% of service revenues and grew above 33.0% year-on-year in local currency both in the first half of 2009 and in the second quarter. Particularly noteworthy was the strong performance of connectivity services, driven by the sharp rise in mobile broadband customers.
As a result, ARPU in the first half of 2009 grew 12.3% year-on-year in local currency and 10.1% in the second quarter.
Revenues totalled 831 million euros in the first half of the year, a year-on-year increase of 17.8% in local currency (+14.5% in the second quarter). This performance was affected by handset revenues, where growth eased compared with the first quarter of the year. Especially noteworthy was the year-on-year increase in outgoing revenues, which stood at 29.0% in local currency in the first half after rising by 28.5% in the second quarter.
This performance, along with efficiency gains and the larger scale of the business, boosted operating income before depreciation and amortisation (OIBDA), which totalled 294 million euros up to June 2009, a 49.9% jump year-on-year in local currency. In the second quarter, year-on-year growth in local currency was 53.7%. Ongoing efficiency improvements are reflected in the OIBDA margin, which stood at 35.4% in the year to June and 37.5% in the quarter, up 7.6 percentage points and 9.7 percentage points respectively.
Despite the higher CapEx vs. the first half of 2008 (+68.0% in local currency), operating cash flow (OIBDA-CapEx) rose 45.8% in local currency to 234 million euros in the half year.
TELEFÓNICA DE ARGENTINA
Telefónica de Argentina managed 5.9 million accesses at the end of June 2009, virtually unchanged vs. recent quarters, thanks to the growth in broadband (+16.6% year-on-year), which offset the lower number of traditional accesses (-1.5% year-on-year). Broadband accesses were over 1.1 million, after net adds of 45,243 were reported in the half year and 21,205 in the second quarter.
The broadband business, service bundling and service quality all play key roles in ensuring customer loyalty and increasing customer value. Over 61% of broadband accesses enjoy a “Duo” service. Telefónica has also reached an agreement with Direct TV for the joint marketing of telephony, internet and TV with a differentiated offering in the market.
Revenues totalled 543 million euros in the first half of 2009, a year-on-year increase of 15.8% in local currency and advanced by 14.3% in the second quarter. This sharp rise was underpinned by the strong performance of its new businesses, which underline the progress made in the Company’s transformation process. Internet, TV and Content revenues advanced 41.7% year-on-year in local currency in the first half (+34.3% in the second quarter) and accounted for 20.1% of total revenues to June 2009 (+3.7 percentage points vs. the first six months of 2008). Moreover, the traditional business reported 8.1% year-on-year growth in local currency in the first half thanks to the focus on bundling.
Operating expenses are largely shaped by prices evolution and rose 18.1% in local currency to June (+17.0% in the second quarter). Bad debt provisions totalled 1.7% of revenues, 0.5 percentage points higher than in the first half of 2008.
As a result, Telefónica de Argentina reported operating income before depreciation and amortisation (OIBDA) of 201 million euros in the first half of 2009, up 7.3% in local currency, leaving an OIBDA margin of 32.9%
(-1.7 percentage points compared with the first half of 2008). In the second quarter, OIBDA grew 1.1% in local currency, with a margin of 32.1%.
January — June 2009 Results Telefónica 27

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
OIBDA growth together with lower CapEx, which fell 29.1% in local currency to June, resulted in a 39.9% increase in local currency in operating cash flow (OIBDA-CapEx) to 138 million euros in the half year.
CHILE
In Chile, the Company is focused on improving efficiency ratios and the development of a long-term strategy to boost customer value. Therefore, its commercial policy is being adjusted to reflect the reality of a market with high penetration levels for both wireless telephony and broadband.
At the end of June 2009 Telefónica managed 10.2 million accesses in Chile, up 5.1% year-on-year. This growth was driven by the larger wireless and broadband customer bases, which now total 7.1 million and 740,305 accesses respectively. As result, the Company has consolidated its leadership and bolstered its position as a market benchmark.
First-half financial results were significantly affected by the regulatory measures contained in the tariff decrees, which affect both the wireline and wireless businesses. On 23 January the new tariff decree entailing a 44.6% cut in mobile termination rates came into effect while on 7 May the wireline accesses/operators charges decree was also enacted. This entails an additional reduction in wireline termination rates.
In a context of lower market growth and given the impact of the abovementioned regulatory measures, revenues in the first half 2009 totalled 900 million euros, down 0.5% year-on-year in local currency (-2.9% in the quarter). The regulatory changes had a marked effect in the second quarter; stripping out this impact, revenues in the quarter showed positive growth figures in local currency, in line with those posted in recent quarters, with the Company delivering good operating performance.
Improving efficiency remains the priority in Chile, which is again reflected in the OIBDA margin expansion. OIBDA margin stood at 38.7% in the first half 2009, 1.5 percentage points higher than in June 2008 and at 39.1% in the quarter (+2.2 percentage points year-on-year). Operating income before depreciation and amortisation (OIBDA) reached 349 million euros in the first half, up 3.5% year-on-year in local currency (+2.9% in the second quarter).
Operating cash flow (OIBDA-CapEx) topped 206 million euros in the first half, up 25.0% year-on-year in local currency, with CapEx down 17.2% in local currency.
T. MÓVILES CHILE
The estimated penetration of the Chilean wireless market stood at 99% at the end of the first half, 5 percentage points higher than in June 2008. In this context, Movistar Chile consolidates its undisputed leadership in the market, reporting higher access growth than any other operator in the second quarter.
At the end of June, Telefónica had a wireless customer base of 7.1 million accesses, up 7.5% year-on-year. 906,849 gross adds were recorded in the half year (-15.9% year-on-year), with net adds of 229,379 accesses. In the second quarter, net adds stood at 118,381 accesses. It is worth noting that 98% of the customer base use GSM technology, up 4 percentage points from June 2008.
The performance of the customer base, against a backdrop of a slowdown in gross adds, reflects the focus on fostering loyalty, with churn standing at 1.6% in the first half of 2009, a reduction of 0.3 percentage points year-on-year with a similar level and evolution in the second quarter.
Traffic stood at 5,090 million minutes in the first half of 2009 (+8.9% year-on-year), with the positive performance extending to the second quarter (+7.3% year-on-year). Outgoing traffic was the growth driver, rising 11.6% year-on-year in the half year (+9.2% in the second quarter) thanks to the growth of on-net traffic.
As a result, ARPU fell 9.2% year-on-year in local currency in the first half and by 11.0% in the second quarter, affected by larger impact from the tariff decree, which had an impact throughout the entire second quarter. Incoming revenue fell 24.5% year-on-year in the first half in local currency (-17.1% in the first quarter of the year).
January — June 2009 Results Telefónica 28

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
The policies implemented to actively promote mobile broadband and 3G services are becoming key to the success of the data business. As a result, the data business continues to perform well, as reflected in the 29.2% year-on-year growth in data revenue in local currency (+16.9% in the second quarter). Data revenues accounted for 11.3% of service revenues in the first half of 2009 (+2.6 percentage points year-on-year).
Revenues totalled 491 million euros in the first six months of 2009, a year-on-year increase of 1.0% in local currency (-1.3% in the quarter). Outgoing service revenues, which are not affected by the tariff decree and reflect the Company’s operating performance, grew 7.3% year-on-year in the first half and 6.8% in the quarter.
Thanks to the focus on improving efficiency operating income before depreciation and amortisation (OIBDA) stood at 196 million euros in the first half, up 9.5% year-on-year in local currency (+8.8% in the second quarter). This left the first half OIBDA margin at 40.0%, 3.1 percentage points higher than in June 2008 (41.0% in the second quarter, +3.7 percentage points year-on-year).
Operating cash flow (OIBDA-CapEx) grew 37.9% year-on-year in local currency to 112 million euros in the half year, reflecting the strong OIBDA performance and lower CapEx of 84 million euros (-14.0% in local currency).
TELEFÓNICA CHILE
Telefónica Chile managed 3.1 million accesses at the end of June 2009, virtually unchanged from June 2008. The broadband business performed better in the second quarter, with net adds of 23,743 accesses in the first half of the year (27,525 in the second quarter). The customer base grew 8.9% year-on-year to June, reaching 740,305. The number of pay TV accesses stood at 267,648, up 11.1% year-on-year. The growth of the new businesses offsets the lower number of wireline accesses, which fell 3.7% from June 2008.
The Company maintains its leadership in the market within a clear strategic focus on bundled services. More than 94% of broadband accesses form part of a “Dúo” or “Trío” service and 64% of wireline accesses include a bundled service.
Telefónica Chile’s revenues were affected both by the mobile termination rates decree applied in January and the wireline accesses/operators charges decree approved in May. First half revenues totalled 445 million euros, down 3.0% year-on-year in local currency (-4.9% in the quarter). This fall reflects the abovementioned impacts, the smaller wireline customer base and the decline in traffic.
The success of the Company’s strategy to improve the value of its customer base is reflected in the strong performance of its new businesses. Internet, TV and Content revenues advanced 13.7% year-on-year in local currency (+13.1% in the quarter), accounting for 25.4% of total revenues (+3.7 percentage points from June 2008). As a result, the Company is cementing its transformation process, thereby minimising the impact of the decline in traditional wireline revenues, which were down by 11.3% year-on-year in local currency in the first six months (-14.5% in the second quarter).
The focus on efficiency remains a key aspect of management strategy. Thanks to this drive, the Company kept a tight rein on operating expenses, which fell 4.3% year-on-year in local currency in the first half (-7.5% in the quarter) due to lower supply and external service costs. Bad debt provisions stood at 4.8% of revenues at the end of June 2009 and at 4.6% in the second quarter.
Operating income before depreciation and amortisation (OIBDA) fell 3.5% year-on-year in local currency in the first six months to 152 million euros (-3.9% in the second quarter), smaller than the decline in revenues. The OIBDA margin stood at 34.3% at the end of June 2009, virtually unchanged from June 2008 (-0.2 percentage points).
CapEx in the half year totalled 58 million euros, down 21.3% in local currency from June 2008. Operating cash flow (OIBDA-CapEx) advanced 12.3% year-on-year in local currency to 94 million euros.
January — June 2009 Results Telefónica 29

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
PERU5
Telefónica managed 15.4 million accesses in Peru at the end of June 2009, an increase of 13.8% from June 2008, driven by the sustained increase in wireless (+16.5% year-on-year) and broadband (+18.9% year-on-year) accesses. Also noteworthy was the positive performance in wireline accesses that with 82,268 net adds in the first half rose 6.1% year-on-year. Pay TV accesses stood at 703,239, up 7.7% year-on-year.
Revenues maintained a positive evolution advancing 9.3% year-on-year in organic5 terms in the first half (+7.7% in local currency) to 860 million euros, with a similar performance in the second quarter (+7.8% organic5). This improvement was underpinned by the expansion of wireless telephony and the steady growth of the Broadband, Data and IT businesses.
The Company continued to strive to improve efficiency. As a result operating income before depreciation and amortisation (OIBDA) advanced up to June 2009 to 340 million euro, recording a 17.7% year-on-year growth in organic5 terms both in the first half and in the second quarter (+16.4% in local currency). As result, the OIBDA margin stood at 39.5% at the end of June, up 2.8 percentage points in organic5 terms.
Operating cash flow (OIBDA—CapEx) totalled 271 million euros in the half-year, up a noteworthy 23.8% year-on-year in organic5 terms (+22.1% in local currency) on the back of higher OIBDA and contained CapEx (69 million euros in the first half, -1.6% year-on-year in local currency).
T. MÓVILES PERÚ
At the end of June estimated penetration of the Peruvian wireless market stood at 62%, up 8 percentage points from June 2008.
Against a backdrop of a slowdown in market growth, the Company scaled back mass traffic promotions for new adds in the second quarter, focusing its strategy on attracting higher value customers. At the end of June Telefónica had 10.9 million wireless accesses in Peru, year-on-year growth of 16.5%.
Churn containment, which stood at 3.3% at the end of June (virtually unchanged vs. January-June 2008) boosted net adds, which totalled 250,471 in the first half (106,937 in the second quarter), with contract customers up by 24.5% from June 2008.
A total of 93% of customers used GSM technology at the end of the first six months (+8 percentage points year-on-year).
Traffic stood at 5,601 million minutes through to June, with a significant year-on-year growth of 18.1% (+17.7% in the quarter) underpinned by the “Single Rate” for all destinations launched in April 2008.
First half ARPU fell 14.2% year-on-year in local currency, recording a smaller decline than in the first quarter (-18.1%), due to the sharp growth in the customer base over the last twelve months.
Revenues totalled 419 million euros through to June, a year-on-year increase of 16.4% in local currency (+11.6% in the quarter). This growth was driven by higher handset sale revenues, a result of the smaller weighting of “SIM only” customers, and the change arising from the introduction of the “Single Rate”. Service revenues advanced 6.5% year-on-year in local currency, topping the increase recorded in the first quarter (+5.9%), on the back of the steady growth of incoming revenues (+16.4% year-on-year in local currency) and the increased weighting of data revenues. These now account for 10.8% of service revenues.
Operating income before depreciation and amortisation (OIBDA) jumped 38.6% in the first half in local currency to 154 million euros. Year-on-year growth in the second quarter stood at 24.0% in

[5]
From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary). For the purpose of presenting comparable information, the year-on-year organic changes of Telefónica del Perú and, as a result, of the country consolidated information, has been calculated in local currency and excluding Medianetworks results in 2008.

January — June 2009 Results Telefónica 30

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
local currency. As a result, the OIBDA margin stood at 36.8% (+5.9 percentage points year-on-year) and 37.1% in the quarter (+3.7 percentage points year-on-year).
Operating cash flow (OIBDA-CapEx) to June advanced 67.6% to 130 million euros thanks to the sharp growth in OIBDA and the fall in CapEx in the first half (-28.8% in local currency to 24 million euros).
TELEFÓNICA DEL PERÚ6
Telefónica del Perú continued to post a good commercial performance across all its services and managed 4.6 million accesses at the end of June (up 7.9% year-on-year).
Especially noteworthy was the performance of the broadband business, which added 46,553 new accesses in the half year (25,965 in the second quarter), bringing its total customer base to 744,971 (+18.9% year-on-year). TV accesses advanced by 7.7% year-on-year to 703,239 and fixed wireless accesses by 74.8%.
Telefónica continues to focus on bundling and service segmentation to drive the growth of the broadband business and increase the value of the customer base. A total of 59% of broadband customers now have a Duo or Trio service, partly as a result of the extension of the IT Workstation project to the residential segment and the digitalisation of the TV service in Lima.
Revenues totalled 508 million euros to June, a year-on-year organic7 increase of 4.3% (+2.2% in local currency). In the second quarter year-on-year organic7 growth stood at 4.9%, thanks to the growth of new businesses revenues which more than offset the negative evolution of traditional business due to fixed-mobile substitution.
In the first half of 2009 new businesses continued to fare well. In organic7 terms, Internet, TV and Content revenues increased 11.2% year-on-year while data, IT and capacity rental revenues posted a year-on-year increase of 43.7%. Accordingly, internet, TV and content revenues accounted for 31.3% of total revenues (+1.9 percentage points year-on-year in organic7 terms).
Meanwhile, operating expenses advanced 12.0% year-on-year to June in organic7 terms. This rise was due to higher personnel and interconnection expenses as a result of the increase in fixed to mobile and long-distance traffic. Bad debt provisions represented 2.4% of revenues at the end of June, 0.9 percentage points lower than in June 2008 in organic7 terms.
Operating income before depreciation and amortisation (OIBDA) rose 6.5% year-on-year in organic7 terms (+4.8% in local currency) to 189 million euros in the first half. In the second quarter organic7 growth stood at 12.0%. Consequently, the OIBDA margin stood at 37.1% in June (+0.8 percentage points year-on-year organic7). It should be pointed out that the Company has revised in the second quarter its estimates for the adjustment to workforce provision provided for in prior periods. This revision resulted in reduction in expenses of 7 million euros. Stripping out this impact, organic7 OIBDA growth stood at 2.4% in the half year (+3.7% in the second quarter).
CapEx in the first half totalled 45 million euros (+23.4% year-on-year in local currency), mainly invested in the development of new businesses. As a result, operating cash flow (OIBDA-CapEx) reached 144 million euros, up 2.2% year-on-year in organic7 terms (stable in local currency).
COLOMBIA
At the end of June Telefónica managed 11.8 million accesses in Colombia, down 2.7% year-on-year, driven by the shrinking of the wireless telephony market following changes in operators’ commercial strategies.

[6]
Wireline telephony accesses include all Telefónica’s fixed wireless accesses in Peru, both those managed by the wireline business and those managed by the wireless business. However, earnings from fixed wireless accesses are included in the results of the Peruvian wireless business.

[7]
From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary). For the purpose of presenting comparable information, the year-on-year organic changes of Telefónica del Perú and, as a result, of the country consolidated information, has been calculated in local currency and excluding Medianetworks results in 2008.

January — June 2009 Results Telefónica 31

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
At the end of June, the Company had over 9.0 million wireless accesses, 2.2 million fixed telephony accesses, 427,819 broadband and 143,828 pay TV accesses.
Revenues totalled 631 million euros in the first six months of 2009, down 9.0% year-on-year in local currency (-11.7% in the second quarter), as a result of lower wireless and wireline revenues.
Operating income before depreciation and amortisation (OIBDA) stood at 171 million euros in the first half of 2009, down 21.5% year-on-year. In the second quarter, OIBDA fell 52.1% year-on-year in local currency, largely as a result of the higher bad debt provision at the wireless business. Consequently, the OIBDA margin stood at 27.1% in the half year (-4.3 percentage points year-on-year) and 16.6% in the quarter.
Operating cash flow (OIBDA-CapEx) totalled 82 million euros in the first six months of 2009, with CapEx down 34.1% year-on-year in local currency at 88 million euros.
T. MÓVILES COLOMBIA
The Colombian wireless telephony market is undergoing an adjustment process that is considered to be affecting all market players. At the end of June penetration stood at an estimated 91%, up 10 percentage points year-on-year.
The Company managed over 9.0 million wireless accesses (-3.5% year-on-year), after reporting a net loss of 935,117 in the half year. The decline was mainly due to the sharp drop in gross adds compared with the first half of 2008 (-42.4%). This performance was shaped by the change in the marketing of “SIM only” cards since April (which no longer include traffic promotions), a more restrictive policy for gross adds activation and lower handset subsidies aimed at improving gross add quality. Churn in the half-year stood at 4.4% (+1.0 percentage points year-on-year), with the second-quarter figure similar to first quarter churn.
However, better results were achieved in the contract segment in the second quarter, with net adds of 18,778 customers following net losses in prior quarters, fostered by the migration of prepaid customers. Additionally, GSM penetration continues to increase and this technology accounted for 95% of the total customer base at the end of June (+7 percentage points year-on-year).
Traffic stood at 6,473 million minutes in the first half of 2009, similar to the figures recorded in the same period a year earlier (both in the first half and the second quarter).
ARPU fell 16.7% in local currency from the first six months of 2008, improving the performance in the second quarter compared with the first (-14.5% in the second quarter).
First half revenues totalled 334 million euros, down 13.5% year-on-year in local currency (-16.4% in the second quarter), hit by the fall in handset sales revenues (-55.8% year-on-year in the first six months in local currency) following the change in the Company’s commercial policy (which resulted in a reduction in handset subsidies). Service revenues in the half year fell 9.0% in local currency, reflecting customer and ARPU performance.
By contrast, data revenues remained buoyant, rising 33.2% year-on-year in local currency in the first half and 27.9% in the second quarter. As a result, the data business accounted for 7.8% of first half service revenues (+2.5 percentage points year-on-year).
Operating income before depreciation and amortisation (OIBDA) stood at 60 million euros in the first half, down 28.7% year-on-year in local currency. OIBDA in the second quarter (—83.4% in local currency) was sharply hit by the increase in bad debt provision related with the distribution channel. Stripping out this impact, OIBDA growth would be in the positive territory year-on-year in local currency through to June. The OIBDA margin at the end of June stood at 18.0% (-3.8 percentage points year-on-year).
CapEx in the first half fell 51.5% year-on-year in local currency, leaving operating cash flow (OIBDA-CapEx) at 31 million euros, a year-on-year jump of 28.9% in local currency.
January — June 2009 Results Telefónica 32

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA TELECOM
Telefónica Telecom managed 2.8 million accesses at the end of June 2009, in line with the customer base in June 2008. The Company had 427,819 broadband accesses (+45.5% year-on-year), with net adds of 33,948 accesses in the half year (11,797 in the second quarter) and 143,828 TV accesses (+27.7% from June 2008). The year-on-year rise in broadband and pay TV accesses offset the fall in traditional accesses (-7.1% year-on-year), which were sharply affected by the wireline-wireless substitution.
Driven by the service bundling strategy, 72% of wireline accesses and 81% of broadband accesses at the end of June were part of a bundled package.
Revenues totalled 311 million euros in the first half of 2009, a year-on-year fall of 3.4% in local currency (-7.2% in the second quarter). The fall in traditional telephony revenues (-12.8% in local currency in the half year and —17.1% in the second quarter) was partially mitigated by the success of new businesses. Internet, TV and content revenues rose 20.6% year-on-year in local currency to June (+6.3% in the quarter) and now account for 18.9% of total revenues (+3.8 percentage points year-on-year). Meanwhile, data, IT and capacity rental revenues grew 17.9% in the first half in local currency (+24.4% in the quarter).
Operating expenses advanced 6.0% year-on-year in local currency in the half year (+7.6% in the second quarter), mainly as a result of higher supply costs and the increase in the bad debt provision, that reached 5.1% of revenues in the half year (+2.6 percentage points year-on-year).
Operating income before depreciation and amortisation (OIBDA) totalled 111 million euros, down 16.9% year-on-year in local currency in the first six months (-30.4% in the second quarter). The OIBDA margin stood at 35.6% in the first half, a 5.8 percentage point decrease from June 2008.
CapEx in the first half of 2009 stood at 59 million euros (-19.9% year-on-year in local currency), with operating cash flow (OIBDA-CapEx) falling 13.1% year-on-year in local currency to 51 million euros.
MÉXICO
Growth in the Mexican wireless market remained strong in the second quarter with an estimated penetration level of 73% at the end of June (+5 percentage points from June 2008), underpinned by the Mother’s Day Campaign.
Against this backdrop, Telefónica continues to focus on leveraging on growth in its customer base and improving operating profitability. Particularly noteworthy was the launch of the “Movistar Porqué no” (“Why not Movistar”) campaign to strengthen the brand’s values with focus on the contract segment and on boosting the use of value added services.
The main commercial initiatives launched in the second quarter included the Mothers’ Day campaign, the relaunch of traffic and handset promotions aimed at the prepay segment and the ongoing development of segmented promotions based on customer top-up profile (this complements the Movistar 1,2,3 plan).
Thanks to these initiatives, gross adds in the second quarter rose by 10.0% compared with the first quarter, to 2.9 million in the year to date. Churn in the first half was pretty stable at 2.4% (2.3% in the second quarter). Net wireless adds to the end of June stood at 611,959, following the net addition of 424,831 customers in the second quarter (more than double the figure for the prior quarter). Telefónica’s churn figures are still the benchmark in the Mexican market.
Against this backdrop, Telefónica’s wireless customer base topped 15.9 million at the end of June 2009, up 13.0% from June 2008. The total customer base stood at 16.1 million (+13.9% year-on-year).
Traffic in the first half stood at 11,098 million minutes, down 3.4% on the same period in 2008 (-5.0% in the second quarter). This was mainly due to the fall in outgoing traffic, affected by the decline in economic activity in the country.
First half ARPU fell 5.6% in local currency. However, a marked improvement was noted in the second quarter (-1.4% year-on-year) compared with the prior three months (-9.7% year-on-year to
January — June 2009 Results Telefónica 33

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
March). This was largely due to the improved performance of outgoing ARPU (both voice and data) as a result of changes in the pricing policy over the last twelve months.
The larger customer base and higher data revenues (20.2% of service revenues; +25.4% in local currency from June 2008) underpinned the sharp 17.9% increase in service revenues in local currency (+19.1% in the quarter), easily outstripping total revenue growth. Especially noteworthy was the growth in outgoing revenues, which rose sharply in the quarter (+16.2% year-on-year; +12.7% in the half-year).
Revenues advanced 8.7% in local currency from the first half of 2008 to 751 million euros and by a notable 10.8% in local currency in the second quarter.
The lower commercial activity compared with the first half of 2008, the focus on improving efficiency and the larger scale of the business drove a 53.0% year-on-year jump in local currency in operating income before depreciation and amortisation (OIBDA) to 236 million euros (+46.9% in the second quarter in local currency). As a result, the OIBDA margin increased by 9.1 percentage points year-on-year to 31.5% in the first half. Particularly noteworthy was the quarter-on-quarter improvement in the OIBDA margin, that reached 33.9% in the second quarter (+5.1 percentage points compared with the first quarter of 2009), despite the increase in commercial activity.
The Company continues to deliver significant increases in operating cash flow (OIBDA-CapEx), which stood at 150 million euros in the first half. This is over four times the amount in local currency reported in the same period of 2008.
VENEZUELA
In the first half of 2009, the Venezuelan wireless market maintained one of the highest penetration rates in the region, standing at an estimated rate 99% at the end of June, up 6 percentage points from June 2008.
Telefónica’s operations in Venezuela continued to perform exceptionally well both in the first half and second quarter, underpinned by solid commercial and financial results and driven by sharp growth in service revenues and the ongoing improvement in profitability.
The Company’s commercial focus remained on capturing market growth, leveraging periods such as the Mother’s Day campaign and continuing to capitalise on its value proposition as an integrated operator (voice + broadband + TV). At the same time, it continues to improve commercial efficiency with more stringent credit scoring processes, segmented promotions for contract customers and lower handset subsidies.
As a result, the Company achieved net adds of 168,833 wireless accesses in the first half (73,402 in the second quarter), with churn significantly lower at 2.4% in the first semester (-0.4 percentage points year-on-year). In the second quarter, churn stood at 2.7%, unchanged from the same period in 2008.
Telefónica Móviles Venezuela reached 12.1 million total accesses at the end of June (+9.1% vs. June 2008), driven by a 9.3% year-on-year increase in wireless customers to over 10.7 million and by growth in fixed wireless accesses (+3.8% year-on-year).
GSM customers now account for 59% of the total customer base, an increase of 11 percentage points compared to June 2008.
Traffic in the first half of 2009 stood at 7,458 million minutes (+3.2% year-on-year and stable in the second quarter), underpinned by the strong performance of both incoming and outgoing traffic.
Data services continued to show a solid performance with data revenues increasing 66.8% year-on-year in the first six months of 2009 in local currency (+59.7% in the second) accounting for 26.0% of service revenues in the first half.
As a result, ARPU continued to post a strong growth (+19.3% in local currency in the first half; +17.3% in the second quarter).
January — June 2009 Results Telefónica 34

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Revenues recorded a solid increase of 28.4% year-on-year in local currency in the first half to 1,748 million euros, driven by the sharp rise in service revenues (+29.7% in local currency in the first half), which continues to comfortably outstrip customer growth. Particularly noteworthy was the strong performance of outgoing revenues, which increased 37.4% year-on-year in local currency in the first six months of 2009. In the second quarter, revenues continued to post a strong growth (+22.8% year-on-year in local currency), underpinned by the significant growth in service revenues (+26.3% year-on-year).
Operating income before depreciation and amortisation (OIBDA) stood at 891 million euros in the first half, up 45.7% on the same period in 2008 in local currency (+44.0% in the second quarter), driven by significant commercial savings on subsidies and commissions and lower interconnection costs. As a result, the OIBDA margin reached 51.0%, a rise of 6.1 percentage points on the first half of 2008, showing a larger improvement in the second quarter (+7.3 percentage points year-on-year).
Operating cash flow (OIBDA-CapEx) increased by 38.8% in local currency from the first half of 2008 to 753 million euros, despite a doubling of investment vs. the first six months of 2008 due to the rollout of the GSM and 3G network and satellite pay TV service.
CENTRAL AMERICA
The estimated wireless penetration rate in the Central American markets where Telefónica operates reached 86% at the end of June (+10 percentage points year-on-year), with the sector growth rate recording a slowdown in the second quarter similar to that reported in the previous quarter.
At the end of June 2009, Telefónica managed 6.1 million accesses in these markets (+1.5% year-on-year). The access base remained vitually flat in the second quarter, improving the first quarter trend. In the first half of 2009, Telefónica posted net losses of 90,340 accesses.
In an environment of slower growth, the Company is focusing its management efforts on cash flow generation, developing more selective commercial policies and actively managing efficiency, with operating expenses posting a better performance. Thus, despite the lower revenues in the first half of the year (-5.5% year on year in constant currency to 288 million euros), operating income before depreciation and amortisation (OIBDA) rose 12.5% year-on-year in constant currency to 120 million euros (+10.0% in the second quarter). The OIBDA margin stood at 41.6% in the first half, an improvement of 6.6 percentage points year-on-year.
Operating cash flow (OIBDA-CapEx) recorded a solid year-on-year growth of 38.7% in constant currency, to 109 million euros in the first half, also driven by lower CapEx (-60.3% in constant currency).
ECUADOR
The estimated penetration rate in the Ecuadorian wireless market reached 83% by the end of June, 8 percentage points higher than the same period a year earlier.
Telefónica Móviles Ecuador had a total of 3.3 million accesses at the end of June 2009 (+13.1% year-on-year), with net adds of 117,698 customers in the first half of the year (69,413 net adds in the second quarter of 2009). This performance was underpinned by a steady reduction in churn, which stood at 3.0% in the first half (-0.2 percentage points year-on-year), in an environment of lower commercial activity aimed at customer acquisition.
The penetration of GSM technology continued to increase in the second quarter and by the end of June 88% of customers were using this technology (+10 percentage points vs. the same period in 2008).
Traffic continued to post strong growth (+39.4% in the second quarter and +45.3% year-on-year in the first half), driven largely by outgoing traffic, which benefited from commercial campaigns to encourage top-ups and usage.
ARPU in the first half fell 1.7% in local currency year-on-year, affected by larger promotions than those launched in 2008 (-4.1% in the second quarter).
January — June 2009 Results Telefónica 35

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
Data revenues recorded a 25.6% year-on-year growth in local currency in the first half of 2009 (+29.1% in the second quarter in local currency). As a result, data revenues accounted for 20.2% of service revenues in the first half of 2009.
Revenues totalled 167 million euros in the first half, virtually unchanged from a year earlier (-0.5% in local currency), impacted by lower handset sale revenues. Service revenues grew 10.7% in the first half in local currency, driven by the strong growth of outgoing revenues (+22.1% in local currency on the first half of 2008). In the second quarter revenues fell 8.4% year-on-year in local currency.
The Company continues to strive to improve operating efficiency, with a noteworthy reduction in expenses, allowing it to achieve 22.5% year-on-year growth in local currency in operating income before depreciation and amortisation (OIBDA) in the first half of 2009, to 51 million euros. This left the OIBDA margin at 30.3%, an increase of 5.7 percentage points year-on-year. Meanwhile, second-quarter OIBDA climbed 3.4% in local currency, with a margin improvement of 3.2 percentage points.
Operating cash flow (OIBDA-CapEx) stood at 30 million euros, up a solid 27.2% year-on-year in local currency despite increased CapEx (up 16.4% year-on-year in local currency).
January — June 2009 Results Telefónica 36

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES
Unaudited figures (thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

Final Clients Accesses	147,845.8	153,060.9	158,200.1	159,401.5	160,749.5	8.7
Fixed telephony accesses (1)	25,757.6	25,758.2	25,644.5	25,517.1	25,391.2	(1.4)
Internet and data accesses	7,275.1	7,572.4	7,629.8	7,611.1	7,662.5	5.3
Narrowband (2)	1,635.3	1,587.9	1,445.8	1,306.4	1,207.7	(26.1)
Broadband (3) (4)	5,525.8	5,875.7	6,067.0	6,208.9	6,352.2	15.0
Other (5)	114.0	108.8	117.0	95.8	102.6	(10.0)
Mobile accesses	113,459.6	118,269.8	123,385.2	124,658.3	126,016.4	11.1
Pre-Pay	93,527.9	97,713.7	102,329.7	103,333.4	104,298.9	11.5
Contract	19,931.7	20,556.1	21,055.5	21,324.9	21,717.5	9.0
Pay TV	1,353.6	1,460.5	1,540.5	1,615.1	1,679.4	24.1

Wholesale Accesses	57.6	69.6	59.0	58.5	58.1	0.9

Total Accesses	147,903.4	153,130.5	158,259.0	159,460.0	160,807.7	8.7

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes narrowband ISP of Terra Brasil and Terra Colombia.

(3)	Includes broadband ISP of Terra Brasil and Terra México.

(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(5)	Retail circuits other than broadband.
TELEFÓNICA LATINOAMÉRICA
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg

Revenues	10,968	10,531	4.2	5,565	5,373	3.6
Internal exp capitalized in fixed assets	53	56	(5.4)	30	34	(12.7)
Operating expenses	(6,777)	(6,839)	(0.9)	(3,405)	(3,543)	(3.9)
Other net operating income (expense)	38	72	(47.1)	7	73	(90.3)
Gain (loss) on sale of fixed assets	(10)	12	c.s.	(5)	17	c.s.
Impairment of goodwill and other assets	(1)	(0)	n.m.	(1)	0	c.s.
Operating income before D&A (OIBDA)	4,271	3,831	11.5	2,190	1,954	12.1
OIBDA Margin	38.9%	36.4%	2.6 p.p.	39.4%	36.4%	3.0 p.p.
Depreciation and amortization	(1,805)	(1,781)	1.3	(924)	(890)	3.9
Operating income (OI)	2,466	2,050	20.3	1,266	1,064	19.0

Note:

•	OIBDA and OI before management and brand fees.

•	Starting April 2008, Vivo’s consolidation perimeter includes Telemig.
January — June 2009 Results Telefónica 37

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (I)
Unaudited figures (Thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

BRAZIL
Final Clients Accesses	56,098.3	58,165.3	60,704.9	61,332.8	62,418.5	11.3
Fixed telephony accesses (1)	11,893.5	11,860.7	11,661.9	11,578.3	11,469.9	(3.6)
Internet and data accesses	3,423.1	3,601.9	3,625.8	3,610.7	3,615.0	5.6
Narrowband	1,055.2	1,079.2	996.4	882.9	811.5	(23.1)
Broadband (2)	2,297.1	2,458.3	2,557.8	2,659.2	2,728.7	18.8
Other (3)	70.8	64.4	71.6	68.6	74.8	5.6
Mobile accesses	40,434.8	42,276.6	44,945.0	45,641.5	46,819.3	15.8
Pre-Pay	32,689.9	34,161.5	36,384.0	36,847.3	37,775.5	15.6
Contract	7,745.0	8,115.1	8,561.0	8,794.1	9,043.8	16.8
Pay TV	346.9	426.1	472.2	502.4	514.3	48.3

Wholesale Accesses	35.0	47.1	34.1	34.9	34.7	(0.9)

Total Accesses	56,133.3	58,212.4	60,739.1	61,367.7	62,453.2	11.3

ARGENTINA
Final Clients Accesses	19,999.2	20,533.4	20,717.0	20,856.7	20,969.9	4.9
Fixed telephony accesses (1)	4,656.1	4,599.0	4,603.1	4,592.3	4,585.6	(1.5)
Fixed wireless	90.1	13.2	22.4	26.0	31.2	(65.4)
Internet and data accesses	1,234.6	1,281.6	1,284.3	1,262.0	1,267.9	2.7
Narrowband	249.4	215.9	182.8	156.0	140.7	(43.6)
Broadband (2)	966.4	1,046.2	1,082.0	1,106.0	1,127.2	16.6
Other (3)	18.9	19.5	19.5	0.0	0.0	n.s.
Mobile accesses	14,108.4	14,652.7	14,829.6	15,002.4	15,116.4	7.1
Pre-Pay	9,003.9	9,473.6	9,687.6	9,889.2	10,057.7	11.7
Contract	5,104.6	5,179.0	5,142.0	5,113.2	5,058.7	(0.9)

Wholesale Accesses	9.8	10.1	10.0	9.5	9.7	(1.2)

Total Accesses	20,009.0	20,543.4	20,726.9	20,866.1	20,979.5	4.9

CHILE
Final Clients Accesses	9,709.4	9,816.7	10,002.7	10,078.5	10,208.5	5.1
Fixed telephony accesses (1)	2,148.1	2,134.6	2,121.0	2,088.5	2,069.2	(3.7)
Internet and data accesses	709.3	728.7	743.8	741.3	767.2	8.2
Narrowband	20.7	19.7	18.7	20.1	18.7	(9.9)
Broadband (2)	679.8	700.2	716.6	712.8	740.3	8.9
Other (3)	8.8	8.8	8.6	8.5	8.3	(5.9)
Mobile accesses	6,611.3	6,702.6	6,875.0	6,986.0	7,104.4	7.5
Pre-Pay	4,850.0	4,856.3	4,956.0	5,030.6	5,078.0	4.7
Contract	1,761.3	1,846.3	1,919.0	1,955.3	2,026.4	15.1
Pay TV	240.8	250.9	263.0	262.8	267.6	11.1

Wholesale Accesses	12.4	12.0	11.5	10.5	10.0	(19.0)

Total Accesses	9,721.8	9,828.8	10,014.3	10,089.1	10,218.5	5.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — June 2009 Results Telefónica 38

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (II)
Unaudited figures (Thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

PERU
Final Clients Accesses	13,542.8	14,300.9	14,982.6	15,221.8	15,414.6	13.8
Fixed telephony accesses (1)	2,893.1	2,941.5	2,986.5	3,029.3	3,068.7	6.1
Fixed wireless	349.2	412.0	485.5	555.5	610.5	74.8
Internet and data accesses	672.4	703.3	728.9	755.4	779.4	15.9
Narrowband	34.1	21.5	17.7	22.5	20.3	(40.6)
Broadband (2)	626.8	669.8	698.4	719.0	745.0	18.9
Other (3)	11.5	11.9	12.8	13.8	14.2	23.1
Mobile accesses	9,324.0	10,010.1	10,612.7	10,756.2	10,863.2	16.5
Pre-Pay	8,411.1	9,036.7	9,575.2	9,667.4	9,726.9	15.6
Contract	912.9	973.4	1,037.5	1,088.9	1,136.3	24.5
Pay TV	653.2	646.0	654.5	680.9	703.2	7.7

Wholesale Accesses	0.4	0.4	0.4	0.4	0.5	22.3

Total Accesses	13,543.2	14,301.3	14,983.0	15,222.3	15,415.0	13.8

COLOMBIA
Final Clients Accesses	12,116.7	12,516.9	12,800.5	12,625.5	11,792.4	(2.7)
Fixed telephony accesses (1)	2,349.9	2,320.4	2,299.2	2,247.2	2,182.9	(7.1)
Internet and data accesses	295.7	357.0	395.9	427.0	437.7	48.0
Narrowband	0.3	0.3	0.3	8.9	7.7	n.s.
Broadband (2)	294.0	355.1	393.9	416.0	427.8	45.5
Other (3)	1.5	1.6	1.7	2.0	2.2	49.0
Mobile accesses	9,358.5	9,702.0	9,963.1	9,805.8	9,028.0	(3.5)
Pre-Pay	7,506.0	7,959.7	8,327.3	8,206.1	7,409.6	(1.3)
Contract	1,852.5	1,742.2	1,635.8	1,599.6	1,618.4	(12.6)
Pay TV	112.6	137.5	142.3	145.6	143.8	27.7

Wholesale Accesses	0.0	0.0	2.9	3.2	3.2	n.s.

Total Accesses	12,116.7	12,516.9	12,803.4	12,628.7	11,795.6	(2.7)

MEXICO
Mobile accesses	14,114.2	14,662.0	15,330.6	15,517.7	15,942.5	13.0
Pre-Pay	13,288.9	13,779.2	14,432.4	14,623.0	15,026.6	13.1
Contract	825.4	882.8	898.1	894.7	915.9	11.0
Fixed wireless	62.5	99.4	133.6	167.9	203.3	n.s.
Total Accesses	14,176.7	14,761.3	15,464.2	15,685.6	16,145.9	13.9

VENEZUELA
Mobile accesses	9,841.2	10,280.2	10,584.0	10,679.5	10,752.9	9.3
Pre-Pay	9,238.5	9,659.7	9,970.7	10,070.2	10,139.0	9.7
Contract	602.7	620.5	613.3	609.3	613.9	1.9
Fixed wireless	1,242.5	1,281.8	1,312.8	1,291.5	1,290.3	3.8

Pay TV	0.0	0.0	8.5	23.4	50.4	n.s.

Total Accesses	11,083.8	11,562.0	11,905.3	11,994.4	12,093.5	9.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

(3)	Retail circuits other than broadband.
January — June 2009 Results Telefónica 39

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
ACCESSES BY COUNTRIES (III)
Unaudited figures (Thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	429.2	435.2	437.2	441.1	444.9	3.6
Fixed Wireless	281.4	276.7	278.7	288.7	288.3	2.4
Internet and data accesses	20.1	19.3	18.4	17.6	16.6	(17.1)
Broadband (3)	18.2	17.3	16.5	15.6	14.6	(19.8)
Other (4)	1.8	1.9	1.9	2.0	2.0	8.9
Mobile accesses	5,530.2	5,665.8	5,702.0	5,630.2	5,605.7	1.4
Pre-Pay	5,152.1	5,281.6	5,315.3	5,242.7	5,213.4	1.2
Contract	378.1	384.1	386.7	387.5	392.3	3.8
Total Accesses	5,979.5	6,120.2	6,157.6	6,089.0	6,067.3	1.5

ECUADOR
Mobile accesses	2,862.2	2,957.4	3,122.5	3,179.2	3,253.3	13.7
Pre-Pay	2,406.4	2,491.5	2,650.5	2,711.6	2,772.1	15.2
Contract	455.8	465.9	472.0	467.6	481.2	5.6
Fixed Wireless	82.7	85.5	89.4	81.0	76.3	(7.7)
Total Accesses	2,944.9	3,042.9	3,211.9	3,260.2	3,329.6	13.1

URUGUAY
Mobile accesses	1,274.7	1,360.6	1,420.7	1,459.9	1,530.8	20.1
Pre-Pay	981.3	1,013.8	1,030.6	1,045.4	1,100.1	12.1
Contract	293.5	346.7	390.1	414.5	430.7	46.8
Total Accesses	1,274.7	1,360.6	1,420.7	1,459.9	1,530.8	20.1

(1)	Includes Guatemala, Panama, El Salvador and Nicaragua.

(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.

(3)	Includes optical fiber, cable modem and broadband circuits.

(4)	Retail circuits other than broadband.
January — June 2009 Results Telefónica 40

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	2008			2009
	Q2	Q3	Q4	Q1	Q2	% Chg y-o-y Local Cur

BRAZIL
Traffic (Million minutes)	11,013	10,951	10,990	10,344	10,918	(0.9)
ARPU (EUR)	10.9	12.0	10.0	9.0	9.7	(7.9)

ARGENTINA
Traffic (Million minutes)	3,158	3,426	3,673	3,485	3,744	18.5
ARPU (EUR)	8.1	8.9	9.8	9.3	8.6	10.1

CHILE
Traffic (Million minutes)	2,379	2,447	2,583	2,537	2,553	7.3
ARPU (EUR)	12.2	11.7	11.7	11.0	10.4	(11.0)

PERU
Traffic (Million minutes)	2,373	2,550	2,745	2,809	2,792	17.7
ARPU (EUR)	5.8	5.9	6.1	5.5	5.6	(10.1)

COLOMBIA
Traffic (Million minutes)	3,215	3,518	3,585	3,265	3,208	(0.2)
ARPU (EUR)	7.3	6.6	6.2	5.4	5.7	(14.5)

MEXICO
Traffic (Million minutes)	6,024	5,351	5,591	5,378	5,720	(5.0)
ARPU (EUR)	8.2	8.2	7.9	6.7	7.3	(1.4)

VENEZUELA
Traffic (Million minutes)	3,718	3,809	3,958	3,767	3,692	(0.7)
ARPU (EUR)	15.3	16.7	20.3	21.0	20.6	17.3

CENTRAL AMERICA
Traffic (Million minutes)	1,892	1,779	1,724	1,690	1,691	(10.7)
ARPU (EUR)	7.0	7.1	7.9	7.5	7.2	(6.4)

ECUADOR
Traffic (Million minutes)	647	759	869	802	902	39.4
ARPU (EUR)	6.3	6.7	7.4	7.3	6.9	(4.1)

URUGUAY
Traffic (Million minutes)	374	514	643	616	628	67.9
ARPU (EUR)	8.1	8.5	8.7	8.9	8.1	5.3
Notes:

•	ARPU calculated as a monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2009 Results Telefónica 41

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica
TELEFÓNICA LATINOAMERICA
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY
Unaudited figures

	January - June
	2009	2008	% Chg Local Cur

BRAZIL (1)
Traffic (Million minutes)	21,263	18,606	14.3
ARPU (EUR)	9.4	11.4	(8.8)

ARGENTINA
Traffic (Million minutes)	7,228	5,842	23.7
ARPU (EUR)	8.9	8.0	12.3

CHILE
Traffic (Million minutes)	5,090	4,673	8.9
ARPU (EUR)	10.7	12.9	(9.2)

PERU
Traffic (Million minutes)	5,601	4,744	18.1
ARPU (EUR)	5.5	6.1	(14.2)

COLOMBIA
Traffic (Million minutes)	6,473	6,465	0.1
ARPU (EUR)	5.6	7.3	(16.7)

MEXICO
Traffic (Million minutes)	11,098	11,489	(3.4)
ARPU (EUR)	7.0	8.4	(5.6)

VENEZUELA
Traffic (Million minutes)	7,458	7,226	3.2
ARPU (EUR)	20.8	15.2	19.3

CENTRAL AMERICA
Traffic (Million minutes)	3,380	3,671	(7.9)
ARPU (EUR)	7.3	7.4	(11.0)

ECUADOR
Traffic (Million minutes)	1,704	1,172	45.3
ARPU (EUR)	7.1	6.3	(1.7)

URUGUAY
Traffic (Million minutes)	1,243	666	86.7
ARPU (EUR)	8.5	8.2	5.1

(1)	Includes Telemig from April 2008.

Note:	ARPU calculated as a monthly January-December period average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2009 Results Telefónica 42

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (I)
Unaudited figures (Euros in millions)

	January - June				April - June
	2009	2008	% Chg	% Chg y-o-y Local Cur	2009	2008	% Chg	% Chg y-o-y Local Cur

BRAZIL
Revenues	3,920	4,205	(6.8)	4.7	2,023	2,165	(6.6)	1.9
OIBDA	1,487	1,608	(7.5)	3.9	787	831	(5.3)	3.4
OIBDA margin	37.9%	38.2%	(0.3 p.p. )		38.9%	38.4%	0.5 p.p.
CapEx	502	704	(28.8)	(20.0)	281	509	(44.8)	(39.6)
OpCF (OIBDA-CapEx)	986	903	9.1	22.6	506	322	57.1	71.7
Vivo (1)
Revenues	1,389	1,379	0.8	13.2	714	735	(2.9)	5.8
OIBDA	418	356	17.3	31.7	215	166	29.3	41.0
OIBDA margin	30.1%	25.8%	4.2 p.p.		30.1%	22.6%	7.5 p.p.
CapEx	192	360	(46.7)	(40.2)	105	312	(66.4)	(63.3)
OpCF (OIBDA-CapEx)	226	(3)	c.s.	c.s.	110	(146)	c.s.	c.s.
Telesp
Revenues	2,730	3,022	(9.7)	1.4	1,407	1,523	(7.6)	0.7
OIBDA	1,070	1,232	(13.1)	(2.4)	572	645	(11.3)	(3.0)
OIBDA margin	39.2%	40.7%	(1.6 p.p. )		40.7%	42.4%	(1.7 p.p. )
CapEx	310	345	(10.0)	1.1	176	196	(10.6)	(2.0)
OpCF (OIBDA-CapEx)	760	887	(14.3)	(3.8)	397	449	(11.6)	(3.5)

ARGENTINA
Revenues	1,332	1,142	16.6	17.5	641	583	10.1	14.7
OIBDA	495	386	28.0	29.1	244	199	22.7	27.5
OIBDA margin (2)	36.1%	32.8%	3.4 p.p.		36.9%	33.1%	3.8 p.p.
CapEx	123	125	(1.8)	(1.1)	77	73	5.5	8.0
OpCF (OIBDA-CapEx)	372	261	42.4	43.5	166	125	32.7	38.9
T. Moviles Argentina
Revenues	831	711	16.9	17.8	399	363	9.9	14.5
OIBDA	294	198	48.6	49.9	149	101	48.3	53.7
OIBDA margin	35.4%	27.8%	7.6 p.p.		37.5%	27.8%	9.7 p.p.
CapEx	60	36	66.6	68.0	46	25	86.0	88.8
OpCF (OIBDA-CapEx)	234	162	44.6	45.8	104	76	36.2	42.6
Telefónica de Argentina
Revenues	543	472	14.9	15.8	262	239	9.9	14.3
OIBDA	201	189	6.5	7.3	95	98	(3.2)	1.1
OIBDA margin (2)	32.9%	34.7%	(1.7 p.p. )		32.1%	35.7%	(3.6 p.p. )
CapEx	63	89	(29.6)	(29.1)	32	49	(34.8)	(32.3)
OpCF (OIBDA-CapEx)	138	100	38.8	39.9	63	49	28.6	34.4

CHILE
Revenues	900	989	(9.0)	(0.5)	448	484	(7.5)	(2.9)
OIBDA	349	368	(5.4)	3.5	175	178	(2.0)	2.9
OIBDA margin	38.7%	37.3%	1.5 p.p.		39.1%	36.9%	2.2 p.p.
CapEx	142	188	(24.3)	(17.2)	77	104	(25.7)	(21.3)
OpCF (OIBDA-CapEx)	206	180	14.3	25.0	98	74	31.1	36.1
T. Móviles Chile
Revenues	491	532	(7.6)	1.0	243	258	(5.9)	(1.3)
OIBDA	196	196	0.2	9.5	99	96	3.5	8.8
OIBDA margin	40.0%	36.9%	3.1 p.p.		41.0%	37.2%	3.7 p.p.
CapEx	84	107	(21.4)	(14.0)	45	62	(27.5)	(23.0)
OpCF (OIBDA-CapEx)	112	89	26.1	37.9	54	34	61.0	66.3
Telefónica Chile
Revenues	445	502	(11.3)	(3.0)	223	246	(9.4)	(4.9)
OIBDA	152	173	(11.8)	(3.5)	75	82	(8.3)	(3.9)
OIBDA margin	34.3%	34.4%	(0.2 p.p. )		33.8%	33.4%	0.4 p.p.
CapEx	58	81	(28.1)	(21.3)	32	42	(23.0)	(18.7)
OpCF (OIBDA-CapEx)	94	92	2.7	12.3	43	41	6.8	11.3

Note:	OIBDA is presented before management and brand fees.

(1)	50% of Vivo. Includes Telemig from April 2008.

(2)	Margin over revenues includes fixed to mobile interconnection.
January — June 2009 Results Telefónica 43

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (II)
Unaudited figures (Euros in millions)

	January - June				April - June
	2009	2008	% Chg	% Chg y-o-y Local Cur	2009	2008	% Chg	% Chg y-o-y Local Cur

PERU
Revenues	860	757	13.7	7.7	431	380	13.2	6.0
OIBDA	340	277	22.9	16.4	179	144	24.2	16.4
OIBDA margin	39.5%	36.6%	3.0 p.p.		41.6%	38.0%	3.7 p.p.
CapEx	69	66	3.8	(1.6)	51	37	39.8	31.6
OpCF (OIBDA-CapEx)	271	210	28.9	22.1	128	108	18.9	11.3
T. Móviles Perú
Revenues	419	342	22.8	16.4	209	176	19.1	11.6
OIBDA	154	105	46.2	38.6	78	59	32.2	24.0
OIBDA margin	36.8%	30.9%	5.9 p.p.		37.1%	33.4%	3.7 p.p.
CapEx	24	32	(24.9)	(28.8)	14	13	1.1	(5.5)
OpCF (OIBDA-CapEx)	130	74	76.8	67.6	64	45	41.5	32.8
Telefónica del Perú (1)
Revenues	508	471	7.9	2.2	254	232	9.5	2.5
OIBDA	189	171	10.5	4.8	100	85	17.3	9.9
OIBDA margin	37.1%	36.2%	0.9 p.p.		39.3%	36.7%	2.6 p.p.
CapEx	45	34	30.2	23.4	38	23	62.3	53.2
OpCF (OIBDA-CapEx)	144	136	5.6	0.0	62	62	0.5	(6.2)

COLOMBIA
Revenues	631	759	(16.9)	(9.0)	316	391	(19.4)	(11.7)
OIBDA	171	238	(28.3)	(21.5)	52	117	(55.3)	(52.1)
OIBDA margin	27.1%	31.4%	(4.3 p.p. )		16.6%	30.0%	(13.3 p.p. )
CapEx	88	147	(39.9)	(34.1)	67	113	(40.8)	(35.1)
OpCF (OIBDA-CapEx)	82	91	(9.6)	(1.0)	(15)	4	c.s.	c.s.
T. Móviles Colombia
Revenues	334	423	(21.0)	(13.5)	167	219	(23.7)	(16.4)
OIBDA	60	92	(35.0)	(28.7)	8	48	(83.1)	(83.4)
OIBDA margin	18.0%	21.8%	(3.8 p.p. )		4.8%	21.8%	(17.0 p.p. )
CapEx	29	66	(55.8)	(51.5)	26	53	(51.1)	(46.3)
OpCF (OIBDA-CapEx)	31	26	17.7	28.9	(18)	(5)	n.s.	n.s.
Telefónica Telecom
Revenues	311	353	(11.8)	(3.4)	154	181	(15.3)	(7.2)
OIBDA	111	146	(24.1)	(16.9)	44	69	(36.1)	(30.4)
OIBDA margin	35.6%	41.3%	(5.8 p.p. )		28.8%	38.2%	(9.4 p.p. )
CapEx	59	81	(26.9)	(19.9)	41	60	(31.6)	(25.2)
OpCF (OIBDA-CapEx)	51	65	(20.7)	(13.1)	3	9	(65.1)	(68.8)

MEXICO (T. Móviles Mexico)
Revenues	751	784	(4.2)	8.7	391	394	(0.7)	10.8
OIBDA	236	175	34.9	53.0	133	101	31.4	46.9
OIBDA margin	31.5%	22.4%	9.1 p.p.		33.9%	25.7%	8.3 p.p.
CapEx	87	137	(37.0)	(28.6)	52	120	(56.3)	(51.0)
OpCF (OIBDA-CapEx)	150	38	n.s.	n.s.	80	(19)	c.s.	c.s.

VENEZUELA (T. Móviles Venezuela)
Revenues	1,748	1,186	47.4	28.4	865	614	40.7	22.8
OIBDA	891	533	67.3	45.7	428	259	65.2	44.0
OIBDA margin	51.0%	44.9%	6.1 p.p.		49.5%	42.2%	7.3 p.p.
CapEx	138	60	129.3	99.7	83	30	175.1	138.1
OpCF (OIBDA-CapEx)	753	473	59.4	38.8	346	229	50.8	31.7

CENTRAL AMERICA (2)
Revenues	288	272	5.8	(5.5)	138	134	2.9	(7.3)
OIBDA	120	95	25.9	12.5	57	47	22.0	10.0
OIBDA margin	41.6%	34.9%	6.6 p.p.		41.3%	34.8%	6.5 p.p.
CapEx	11	25	(55.8)	(60.3)	8	23	(63.6)	(67.5)
OpCF (OIBDA-CapEx)	109	70	55.3	38.7	49	24	105.8	85.9

ECUADOR (T. Móviles Ecuador)
Revenues	167	146	14.3	(0.5)	80	77	4.7	(8.4)
OIBDA	51	36	40.6	22.5	23	20	17.8	3.4
OIBDA margin	30.3%	24.6%	5.7 p.p.		28.8%	25.6%	3.2 p.p.
CapEx	21	16	33.7	16.4	16	13	28.0	11.6
OpCF (OIBDA-CapEx)	30	20	46.0	27.2	7	7	(0.1)	(10.6)

Note:	OIBDA is presented before management and brand fees.

(1)	From 1 January 2009, Medianetworks is being consolidated as T. Internacional, S.A.U.’s subsidiary (previously consolidated as Telefónica del Perú’s subsidiary).

(2)	Includes Guatemala, Panama, El Salvador and Nicaragua.
January — June 2009 Results Telefónica 44

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica
TELEFÓNICA LATINOAMÉRICA
SELECTED FINANCIAL DATA (III)
Unaudited figures (Euros in millions)

	January - June				April - June
	2009	2008	% Chg	% Chg y-o-y Local Cur	2009	2008	% Chg	% Chg y-o-y Local Cur

URUGUAY (T. Móviles Uruguay)
Revenues	84	68	24.1	25.5	40	34	17.4	22.8
OIBDA	29	20	48.5	50.1	14	8	64.4	72.7
OIBDA margin	34.7%	29.0%	5.7 p.p.		34.0%	24.3%	9.7 p.p.
CapEx	13	8	64.8	66.6	10	3	n.s.	n.s.
OpCF (OIBDA-CapEx)	16	12	37.3	38.8	4	5	(26.1)	(19.2)

TIWS
Revenues	181	154	17.3	10.0	90	79	15.0	7.9
OIBDA	47	48	(2.1)	(12.3)	25	22	13.9	2.9
OIBDA margin	25.9%	31.0%	(5.1 p.p. )		28.1%	28.3%	(0.3 p.p. )
CapEx	22	13	69.8	47.9	20	10	99.0	73.3
OpCF (OIBDA-CapEx)	25	35	(29.0)	(34.7)	5	12	(58.4)	(56.8)
Note: OIBDA is presented before management and brand fees.
January — June 2009 Results Telefónica 45

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
Telefónica Europe continued its strong performance in the first half of 2009, maintaining market momentum relative to the trading environment, and delivering on cash generation through efficiencies in an increasingly rebalanced portfolio of businesses.
At the end of June 2009 Telefónica Europe’s total customer base reached 47.6 million (+8.3% year-on-year). Mobile customer net additions for the first half of 2009 were 1.2 million, with 792,061 net additions in the second quarter (+74.6% over the previous quarter), reaching a total mobile customer base of 42.6 million (+7.3% year-on-year). Telefónica Europe continued its focus on the contract segment (+11.7% year-on-year; 85.0% of total mobile net additions in the first half of 2009), built on propositions around flat rates, SIM-only, mobile broadband, high-end devices, as well as successful retention activities across markets.
Revenues in the first half of 2009 reached 6,571 million euros, showing a resilient year-on-year growth of 2.2% in constant currency, driven by the positive performance in the UK and German businesses, which compensated the lower year-on-year revenues from the Czech and Irish businesses. It is important to highlight that regulatory measures (mainly mobile termination rates reductions in Germany since April and in the Czech Republic since February), dragged 0.8 percentage points of revenue growth in constant currency, up to June 2009.
Operating expenses amounted to 4,815 million euros in the first half of the year, a year-on-year increase of 1.0% in constant currency terms, reflecting the increased commercial activity across the businesses that helped to maintain momentum in the market, partially compensated by ongoing efficiency measures.
Operating income before depreciation and amortization (OIBDA) in the first half of 2009 stood at 1,879 million euros, posting a 6.2% year-on-year growth in organic terms1, with Telefónica O2 Germany being the main contributor to this growth. It is also worth highlighting that, in the Czech Republic, the proceeds from the settlement agreement with T-Mobile in the second quarter of 2009 exceeded the real estate gains registered in the same period of last year. OIBDA margin improved year-on-year 1.1 percentage points in the first half in organic terms1.
Reported revenues and OIBDA for the first half of 2009 showed a year-on-year decline of 6.2% and 7.6%, respectively, with declines of 5.9% and 11.2% in the second quarter, mainly impacted by British Sterling and Czech Koruna depreciations in the period, on top of the factors affecting year-on-year performance already mentioned. OIBDA margin on a reported basis in the first half of 2009 was 28.6%, 0.4 percentage points lower than in the same period of 2008, while in the second quarter margin was 29.9% (-1.8 percentage points, year-on-year).
Operating cash flow (OIBDA-CapEx) totalled 1,130 million euros in the first half of 2009, a significant increase of 16.8% year-on-year in organic terms1, reflecting resilient OIBDA growth and CapEx reduction (-6.9% year-on-year in constant currency).
TELEFÓNICA O2 UK
In the first six months of the year, Telefónica O2 UK maintained its leadership position in the market through best-in-class contract churn and customer satisfaction indicators. The Company recently came away with the most prestigious award of “Best Network Operator” at the 2009 Mobile Awards for the second year in a row.
The Company’s total mobile customer base at the end of June 2009 reached 20.7 million lines (excluding Tesco Mobile), representing a 6.6% year-on-year growth. Net mobile additions in the first

[1]	Assuming constant exchange rates. The impacts derived from past disposals of assets (+114 million euros in the second quarter of 2008 from Airwave) are also excluded from the calculation.
January — June 2009 Results Telefónica 46

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
half of 2009 reached 394,021, with 252,268 net additions in the second quarter. The contract segment continued to record a strong performance in the second quarter of 2009, adding 312,673 contract customers (+73.3% year-on-year), totalling 598,940 net additions in the first half (+41.8% year-on-year). Contract customers made up 43.6% of the total base at the end of June 2009 (40.6% in June 2008). This positive evolution was mainly due to churn containment, the ongoing prepay to contract migration process and continued commercial activity around “Simplicity” and high-end devices.
The UK prepay market continued to be very tough in the first half of the year, with the Company focusing on retaining value customers within this segment with propositions such as “Top Up Surprises”. As a result, 204,920 net disconnections were registered in the first half of the year (60,405 net disconnections in the second quarter).
Churn in the contract segment sustained its solid evolution at 1.2%, both for the second quarter and first half of the year, showing a year-on year reduction in both periods (0.1 percentage points in the quarter and 0.2 percentage points in the first half). Total churn for the quarter was 2.6% (+0.3 percentage points, year-on-year), while for the first half was 2.7% (+0.1 percentage points, year-on-year).
In terms of usage, traffic carried in the first half of 2009 grew 16.2% year-on-year to 26,102 million minutes (+15.0% in the second quarter). Prepay customers increased usage on propositions such as “Unlimited”, while contract customers continued optimising their voice bundle utilisation.
Voice ARPU showed a year-on-year decline of 6.6% in local currency, reaching 15.8 euros in the first half of the year (-6.9% year-on-year in local currency in the second quarter), due to the continued uptake of customer propositions, such as “Simplicity” (with reduced acquisition costs), as well as the optimising behaviour of customers when using voice bundles. In addition, outgoing roaming activity in the first half was impacted by less travelling in the current economic environment.
Data ARPU rose 1.7% year-on-year in local currency in the first half of 2009, reaching 9.0 euros (+1.9% in the second quarter in local currency), reflecting the continued increase of customers accessing the Internet through mobile connections, partially offset by a decline in SMS ARPU due to the optimising behaviour of customers and the voluntary reduction of mobile termination rates.
As a result, Telefónica O2 UK’s total ARPU for the first half of the year showed a 3.8% year-on-year decline in local currency to 24.7 euros, with a year-on-year decrease of 3.9% in local currency in the second quarter.
Telefónica O2 UK’s DSL broadband service added 116,016 lines in the first half of 2009 (52,398 in the second quarter), leaving the total fixed broadband customer base at 456,882 lines at the end of June (2.4 times higher than in June 2008).
Revenues for the first half of 2009 were 3,194 million euros, a solid increase of 5.5% year-on-year in local currency (+4.1% year-on-year in local currency in the second quarter). Mobile service revenues in the first half of 2009 were 2,926 million euros, a 5.0% year-on-year growth in local currency (+4.7% in the second quarter), with an increasing contribution from data revenues (+8.7% year-on-year in local currency in the first half of the year and +9.0% in the second quarter). Non P2P-SMS data revenues registered strong growth of 51.3% year-on-year in local currency in the first half, with a noteworthy ramp up in the growth rates posted in the second quarter (+60.3% year-on-year in local currency vs. +42.2%, up to March). Revenue growth from handset sales continued its downward trend in the second quarter (change in phasing of prepay handset shipments and more commercial activity around SIM-only).
Operating income before depreciation and amortization (OIBDA) totalled 798 million euros in the first half of 2009, a 4.5% year-on-year growth in local currency (+2.4% year-on-year in local currency in the second quarter), leveraging on optimisation of customer retention costs (market leading churn and increased proportion of SIM-only customers), compensating increased commercial activity in the contract segment. Continued operational efficiencies in non-commercial costs, as well as improved contribution from the DSL business also helped to sustain margins. OIBDA margin for the first half was 25.0%, broadly flat year-on-year (-0.2 percentage points), while for the second quarter was down 0.5 percentage points to 25.8%, mainly due to the above-mentioned increased activity in the contract segment.
January — June 2009 Results Telefónica 47

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
Operating cash flow (OIBDA-CapEx) for the first half was very strong, totalling 539 million euros, an increase of 19.8% year-on-year in local currency, reflecting the positive OIBDA performance and CapEx reduction of 17.5% year-on-year in local currency.
TELEFÓNICA O2 GERMANY
In a more challenging trading environment, Telefónica O2 Germany continued showing positive mobile service revenue growth up to June 2009 (excluding MTR reductions from April), whilst also being the main contributor to OIBDA growth for Telefónica Europe. This was the result of the Company having already set the foundations for the business, as well as its renewed product portfolio progressing in the market.
Telefónica O2 Germany’s mobile customer base reached 14.9 million at the end of June, 2009 (+10.0% year-on-year). The new and simpler core product portfolio (“O2o”, “O2 Mobile Flat”, “O2 Inklusivpaket”) is gaining traction in the O2 exclusive channels, with partners also playing an important role. As a result, 734,192 new mobile customers were added in the first half of 2009, with a quarter-on-quarter increase of 38.8% to 426,723 net additions in the second quarter of 2009. 257,513 contract customers were added in the first half and 139,288 in the second quarter, showing a healthy increase of 17.8% over the previous quarter. At the end of June, the contract segment represented 48.4% of the base.
It is also worth highlighting that the churn rate for the second quarter, at 1.8%, is showing a 0.3 percentage point reduction over the previous quarter on the back of better behaviour of the prepay and contract segments. Churn for the first half of 2009 stood at the 2.0% level (+0.2 percentage points, year-on-year).
Traffic carried in the first half of 2009 remained broadly flat year-on-year at 11,375 million minutes, with quarter over quarter trends improving on the back of the new propositions launched in the quarter (+1.4% in the second quarter, year-on-year).
Voice ARPU declined 13.3% year-on-year to 11.1 euros in the first half of the year (-13.9% in the second quarter), mainly as a result of mobile termination rate cuts from April (-19%), the migration process to new value tariffs throughout 2008, as well as the increase of customers from partner brands in the base.
Data ARPU reached 4.7 euros in the first half of the year (-3.7% year-on-year and -2.4% year-on-year in the second quarter), mainly due to the impact on SMS usage from the introduction of better value tariffs and flat rate voice promotions, which is not fully compensated by the strong growth of mobile broadband customers in the base.
As a result, total ARPU in the first half was down 10.6% year-on-year to 15.8 euros (-10.8% year-on-year in the second quarter).
O2 DSL customer base reached 253,429 at the end of June, after adding 38,646 new customers in the first half of 2009 (21,751 in the second quarter). Telefónica Deutschland reported 1.5 million ULL lines in total at the end of June (+43.6% year-on-year).
Revenues totalled 1,781 million euros in the first half of 2009 (+1.9% year-on-year; +0.2% in the second quarter). This performance was driven by continued growth from the fixed and DSL businesses whilst the mobile business in terms of service and hardware revenue declined year on year (impacted by MTR cuts and SIM-only uptake). Mobile service revenues declined 0.4% year-on-year in the first half of the year to total 1,402 million euros (-1.2% in the second quarter). Excluding the impact from MTR reduction in April, mobile service revenues would have grown +0.9% year-on-year in the first half and +1.2% year-on-year in the second quarter (+0.6% year-on-year in the first quarter). Data revenues also continued its positive contribution to mobile service revenue growth (+7.6% year-on-year in the first half, showing an acceleration in the second quarter to +8.2%, year-on-year), mainly backed on non P2P-SMS data revenue growth (+33.0% year-on-year in the first half; +40.1% in the second quarter) driven by continued success of mobile broadband “Surfsticks”.
Wholesale fixed broadband business contributed to revenues with 218 million euros in the first half of the year, +8.3% year-on-year, while for the second quarter they grew +1.7% year-on-year.
January — June 2009 Results Telefónica 48

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
Operating income before depreciation and amortization (OIBDA) recorded a very strong performance in the first half of 2009, showing a 26.7% year-on-year growth to 432 million euros, with a solid 29.0% year-on-year increase in the second quarter. As a result, OIBDA margin improved by 4.8 percentage points to 24.3% in the first half of the year, with a better performance in the second quarter of 2009 (+5.7 percentage points year-on-year to 25.7%). This evolution is driven by the increased own mobile network coverage, improved distribution network, enhanced profitability of the fixed broadband wholesale business, as well as the new commercial approach introduced in the fourth quarter of 2008, which significantly reduced acquisition and retention costs.
Operating cash flow (OIBDA-CapEx) amounted to 77 million euros in the first half of 2009, a significant improvement compared to the negative 16 million euros registered in the same period of the prior year, with a year-on-year decrease in CapEx of 0.7%.
TELEFÓNICA O2 IRELAND
In a difficult trading and economic environment, Telefónica O2 Ireland continued making progress in the first half, with some signs of operational improvement and increased operating cash flow generation.
Total mobile customer base increased 1.7% year-on-year to reach 1.7 million customers at the end of June 2009. The contract segment continued to drive growth for Telefónica O2 Ireland, with 19,513 net additions in the first half of 2009 to reach 662,604 lines (+11.8% year-on-year, representing 38.6% of the total customer base). It is important to highlight the better performance of the second quarter (11,444 contract net additions) over the previous one (8,069 net additions), mainly driven by lower churn in the period.
Churn reached 2.7% in the first half of 2009, 0.1 percentage points lower than in the same period of 2008, registering a 2.5% churn for the second quarter, a significant reduction over the previous quarter in both contract and prepay.
Traffic carried in the first half of 2009 declined year-on-year by 2.4% to 2,328 million minutes (-4.4% year-on-year in the second quarter). This was driven by an increasing number of customers optimising their usage, the continued voice to text substitution trend as a result of the value for money price plans in the marketplace (such as “O2 Experience” offering free SMS to any Irish mobile network), as well as a decrease of roaming activity from customers.
Voice ARPU registered a year-on-year decline of 14.2% in the first half to reach 27.8 euros (-14.7% in the second quarter), mainly due to the better value for money propositions, customers managing their spend and reduced roaming activity.
Data ARPU rose 8.1% year-on-year in the first half to reach 11.8 euros, showing an enhanced performance in the second quarter (+12.9% year-on-year) that was driven by the continued growth of the mobile broadband customer base. As a result, data revenues increased 11.3% year-on-year in the first half of the year (+15.0% year-on-year in the second quarter), with non P2P-SMS data revenues increasing by 33.2% year-on-year, up to June 2009 (+26.9% year-on-year in the second quarter).
Total ARPU recorded a year-on-year reduction of 8.6% in the first half to reach 39.5 euros (-7.9% year-on-year in the second quarter).
Revenues for the first half were 450 million euros, a year-on-year decline of 4.0% (-4.5% year-on-year in the second quarter). Mobile service revenues for the first half declined 5.9% year-on-year to 421 million euros (-6.3% in the second quarter), with the decline in ARPU partially offset by growth in the customer base.
The revenue shortfall was mitigated by more efficient investments in customer acquisition and retention as a result of better churn, alongside stronger cost discipline, overall. As a result, operating income before depreciation and amortization (OIBDA) for the first half of 2009 was 145 million euros, 3.6% lower than in the same period of the previous year, with an improvement in the second quarter (+1.2% year-on-year). The OIBDA margin for the first half was 32.1%, 0.2 percentage points higher than in the same period of last year, with a solid year-on-year improvement in the second quarter (+1.9 percentage points) to 33.6%.
January — June 2009 Results Telefónica 49

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
The strong CapEx reduction made by the Company to adapt to the current environment allowed operating cash flow (OIBDA-CapEx) to increase 2.3% year-on-year, reaching 123 million euros in the first half of 2009.
TELEFÓNICA O2 CZECH REPUBLIC
Financial performance at Telefónica O2 Czech Republic was impacted by the rapid deterioration of the macroeconomic environment since the beginning of the year, as well as mobile termination rate cuts. In Slovakia the Company reported the best quarterly customer net additions in its history and continued having good financial performance.
At the end of June, the total number of accesses for Telefónica O2 Czech Republic, including Slovakia, stood at 8.1 million, an increase of 3.0% year-on-year.
Fixed telephony accesses amounted to 1.8 million at the end of June 2009 (-6.9% year-on-year), with continued improvement in net disconnections, which amounted to 89,461 during the first half (32.0% better than in the same period of 2008), and 47,062 in the second quarter of 2009 (a 18.7% year-on-year improvement), mainly driven by enhanced customer propositions around fixed broadband.
Retail Internet broadband accesses reached 639,346 (+18.3% year-on-year), with 55,648 net additions in the first half of 2009 (+79.6% year-on-year), and 22,063 in the second quarter (+70.7% year-on-year), leveraging continued strong commercial activity. In May 2009, the Company launched a new concept of services for households, changing the proposition from voice centric to broadband centric, enabling full flexibility to combine fixed and mobile services to serve all customers’ needs. The total number of O2 TV customers reached 132,639 at the end of June (up 35.5% year-on-year).
Total mobile customer base in the Czech Republic reached 4.8 million at the end of June 2009 (+2.1% year-on-year). The contract base went up 12.4% year-on-year with 143,271 net additions in the first half of 2009 (+14.5% year-on-year), and 66,435 in the second quarter (+4.5% year-on-year) to reach 2.7 million as a result of continued prepay to contract migration and success of “O2 NEON” flat rate tariffs. Prepay customer base showed a year-on-year decline of 8.2%, though it is worth to highlight the significant decline in quarterly net disconnections due to the improvement of customer propositions in the second quarter. At the end of June 2009, contract customers represented 55.1% of the base (50.0% at the end of June 2008). In Slovakia, mobile customer base increased 51.7% year-on-year to 417,002 customers, with 91,668 net additions in the first half and 51,753 in the second quarter, the best in the history of the Company.
Churn in the Czech mobile business declined 0.2 percentage points year-on-year in the first half and in the second quarter of 2009 to 1.9% and 1.7%, respectively.
In terms of usage, mobile traffic carried in the Czech Republic in the first half of 2009 grew by 10.0% year-on-year to 4,025 million minutes (+11.2% year-on-year in the second quarter due to higher contract base and successful proposition of flat rate tariffs such as “O2 NEON”).
In the first half of 2009, voice ARPU declined 9.1% year-on-year in local currency to reach 14.4 euros, with a decline of 10.1% year-on-year in local currency in the second quarter as a result of the further optimisation of usage within the contract customer base.
Data ARPU was 5.5% year-on-year lower in local currency in the first half to 4.7 euros (-9.3% year-on-year in the second quarter in local currency), driven by migrations of customers to better value bundled based price plans and continued optimisation of usage by customers.
Total mobile ARPU in the Czech Republic showed a 8.2% year-on-year decline in local currency in the first half to reach 19.1 euros, while in the second quarter of 2009, mobile ARPU dropped 9.9% year-on-year in local currency.
Revenues for the Telefónica O2 Czech Republic Group showed a 4.8% year-on-year decrease in constant currency in the first half of 2009 to reach 1,096 million euros, reflecting the increasing challenging environment of the business. Mobile service revenue in the Czech Republic declined by 5.0% year-on-year in local currency in the first half and by 6.4% year-on-year in local currency in the second quarter, owing to optimisation of usage, decreasing roaming revenues and MTR cuts
January — June 2009 Results Telefónica 50

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe
(-11.4% from February, 2009). Data revenues were impacted also by optimisation behaviour from customers, and had a decrease in local currency of 4.8% year-on-year in the first half of the year (-8.0% year-on-year in local currency in the second quarter).
Fixed revenues in the Czech Republic fell by 5.6% year-on-year in local currency in the first half of 2009 (-9.3% year-on-year in local currency in the second quarter) due to lower traditional access and voice revenues driven by fixed line losses and lower voice traffic, which were not fully compensated by broadband revenues. Revenues from Slovakia grew 53.7% year-on-year in the first half, showing continued quarter over quarter growth acceleration.
Operating income before depreciation and amortization (OIBDA) in the first half of 2009 was 3.7% year-on-year lower in constant currency to reach 519 million euros. OIBDA margin in the first half of 2009 increased 0.4 percentage points to 47.3%, while in the second quarter of 2009 margin improved by 0.6 percentage points to 49.6%, with the impact of the proceeds from the real estate sale recorded in the second quarter of 2008 being more than compensated by the positive impact of the settlement agreement with T-Mobile, registered in the second quarter of 2009.
Operating cash flow (OIBDA-CapEx) in the first half of 2009 decreased 8.3% year-on-year in constant currency to reach 412 million euros on the back of the decline of OIBDA and increased CapEx due to a different spending profile than in the previous year.
January — June 2009 Results Telefónica 51

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES
Unaudited figures (thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

Final Clients Accesses	42,938.0	43,866.4	44,823.5	45,356.5	46,197.4	7.6
Fixed telephony accesses (1)	1,998.1	1,952.3	1,952.7	1,909.6	1,861.8	(6.8)
Internet and data accesses	1,101.4	1,212.7	1,354.5	1,463.7	1,555.4	41.2
Narrowband	177.0	170.3	163.4	155.4	148.7	(16.0)
Broadband	917.3	1,035.5	1,158.7	1,277.8	1,375.9	50.0
Other (2)	7.1	6.9	32.4	30.4	30.9	n.s.
Mobile accesses (3)	39,740.6	40,593.3	41,401.8	41,855.5	42,647.5	7.3
Pre-Pay	22,072.0	22,353.7	22,729.4	22,673.4	22,916.5	3.8
Contract	17,668.7	18,239.6	18,672.4	19,182.1	19,731.1	11.7
Pay TV	97.9	108.1	114.5	127.8	132.6	35.5

Wholesale Accesses (4)	1,008.1	1,139.0	1,237.9	1,324.4	1,381.3	37.0

Total Accesses	43,946.1	45,005.3	46,061.4	46,680.9	47,578.8	8.3

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(2)	Retail circuits other than broadband.

(3)
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses. In addition, the accounting criteria for prepaid access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).

(4)	Includes Unbundled Lines by T. Deutschland.
Note: Mobile accesses, Fixed telephony accesses and Broadband accesses include MANX customers.
TELEFÓNICA EUROPE
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg

Revenues	6,571	7,006	(6.2)	3,326	3,533	(5.9)
Internal exp capitalized in fixed assets	108	86	25.2	53	46	16.3
Operating expenses	(4,815)	(5,202)	(7.4)	(2,385)	(2,600)	(8.3)
Other net operating income (expense)	2	117	(98.1)	1	116	(98.8)
Gain (loss) on sale of fixed assets	14	30	(54.6)	0	29	n.m.
Impairment of goodwill and other assets	(1)	(3)	(78.5)	(0)	(3)	(90.0)
Operating income before D&A (OIBDA)	1,879	2,033	(7.6)	996	1,121	(11.2)
OIBDA Margin	28.6%	29.0%	(0.4 p.p. )	29.9%	31.7%	(1.8 p.p. )
Depreciation and amortization	(1,451)	(1,541)	(5.9)	(731)	(764)	(4.3)
Operating income (OI)	428	492	(13.0)	265	358	(25.8)
Notes:

•	OIBDA and OI before management and brand fees.

•	The second quarter of 2008 includes a positive impact of 114 million euros derived from Airwave disposal.
January — June 2009 Results Telefónica 52

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
ACCESSES BY COUNTRIES
Unaudited figures (Thousands)

	2008			2009
	June	September	December	March	June	% Chg y-o-y

TELEFÓNICA O2 UK
Final Clients Accesses	19,586.8	20,105.5	20,615.6	20,821.0	21,125.6	7.9
Internet and data accesses	194.2	267.1	340.9	404.5	456.9	135.2
Broadband	194.2	267.1	340.9	404.5	456.9	135.2
Mobile accesses (1)	19,392.6	19,838.4	20,274.7	20,416.5	20,668.7	6.6
Pre-Pay	11,525.1	11,649.3	11,862.5	11,718.0	11,657.6	1.1
Contract	7,867.5	8,189.2	8,412.2	8,698.5	9,011.1	14.5
Total Accesses	19,586.8	20,105.5	20,615.6	20,821.0	21,125.6	7.9

TELEFÓNICA O2 GERMANY
Final Clients Accesses	13,741.3	14,176.4	14,413.3	14,737.6	15,186.1	10.5
Internet and data accesses	165.4	198.1	214.8	231.7	253.4	53.2
Broadband	165.4	198.1	214.8	231.7	253.4	53.2
Mobile accesses	13,575.9	13,978.3	14,198.5	14,506.0	14,932.7	10.0
Pre-Pay	6,841.4	7,097.2	7,231.5	7,420.7	7,708.1	12.7
Contract	6,734.5	6,881.1	6,967.0	7,085.2	7,224.5	7.3
Wholesale Accesses (2)	897.4	1,026.7	1,128.4	1,215.7	1,273.1	41.9
Total Accesses	14,638.7	15,203.1	15,541.7	15,953.3	16,459.2	12.4

TELEFÓNICA O2 IRELAND
Mobile accesses	1,687.6	1,713.1	1,727.7	1,710.6	1,716.7	1.7
Pre-Pay	1,094.9	1,082.5	1,084.6	1,059.4	1,054.0	(3.7)
Contract	592.6	630.6	643.1	651.2	662.6	11.8
Total Accesses	1,687.6	1,713.1	1,727.7	1,710.6	1,716.7	1.7

TELEFÓNICA O2 CZECH REPUBLIC
Final Clients Accesses	7,495.0	7,441.3	7,589.5	7,564.7	7,590.5	1.3
Fixed telephony accesses (3)	1,937.7	1,892.4	1,893.4	1,851.0	1,803.9	(6.9)
Internet and data accesses	724.4	729.4	779.5	803.2	818.9	13.0
Narrowband	177.0	170.3	163.4	155.4	148.7	(16.0)
Broadband	540.4	552.2	583.7	617.3	639.3	18.3
Other (4)	7.1	6.9	32.4	30.4	30.9	n.s.
Mobile accesses	4,735.0	4,711.4	4,802.1	4,782.8	4,835.1	2.1
Pre-Pay (5)	2,365.9	2,282.0	2,282.8	2,186.7	2,172.5	(8.2)
Contract	2,369.1	2,429.4	2,519.3	2,596.1	2,662.6	12.4
Pay TV	97.9	108.1	114.5	127.8	132.6	35.5
Wholesale Accesses	110.7	112.2	109.5	108.7	108.2	(2.3)
Total Accesses	7,605.8	7,553.5	7,698.9	7,673.4	7,698.7	1.2

TELEFÓNICA O2 SLOVAKIA
Mobile accesses	275.0	277.3	325.3	365.2	417.0	51.7
Pre-Pay (5)	200.1	199.2	226.3	247.6	281.2	40.5
Contract	74.9	78.1	99.0	117.6	135.8	81.4
Total Accesses	275.0	277.3	325.3	365.2	417.0	51.7

(1)
As of 31 December 2007, in order to align the criteria for the key performance indicators of the mobile operations of the Group, the series of mobile accesses, and therefore, of total accesses, have been revised, including machine to machine accesses.

(2)	Includes Unbundled Lines by T. Deutschland.

(3)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included.

(4)	Retail circuits other than broadband.

(5)	The accounting criteria for Pre-Pay access in the Czech Republic and Slovakia have been modified to align them, changing from 13 months (registered) to three months (active).
January — June 2009 Results Telefónica 53

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRIES
Unaudited figures

	2008			2009
	Q2	Q3	Q4	Q1	Q2	% Chg y-o-y Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	11,571	11,845	12,281	12,798	13,304	15.0
ARPU (EUR)	29.2	29.5	27.1	24.2	25.3	(3.9)
Pre-Pay	15.6	15.9	14.4	12.3	12.8	(8.8)
Contract	49.0	49.3	45.1	40.6	41.6	(5.7)
Data ARPU (EUR)	10.0	10.0	9.7	8.8	9.2	1.9
%non-P2PSMS over data revenues	18.1%	20.9%	22.0%	23.9%	26.6%	8.5 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	5,741	5,512	5,454	5,555	5,819	1.4
ARPU (EUR)	17.6	17.3	16.9	15.9	15.7	(10.8)
Pre-Pay	6.1	6.0	5.8	5.4	5.5	(10.2)
Contract	29.3	28.9	28.3	26.8	26.5	(9.4)
Data ARPU (EUR)	4.8	4.9	4.8	4.7	4.6	(2.4)
%non-P2PSMS over data revenues	26.9%	29.6%	31.7%	33.5%	34.8%	7.9 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	1,225	1,231	1,250	1,158	1,170	(4.4)
ARPU (EUR)	43.2	43.7	42.6	39.3	39.8	(7.9)
Pre-Pay	26.9	27.7	26.7	24.2	25.6	(5.0)
Contract	73.8	72.2	69.2	64.5	62.5	(15.3)
Data ARPU (EUR)	10.6	10.6	10.9	11.6	11.9	12.9
%non-P2PSMS over data revenues	30.2%	31.2%	32.6%	35.8%	36.4%	6.2 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	1,874	1,850	1,911	1,940	2,085	11.2
ARPU (EUR)	23.1	24.0	22.5	18.7	19.4	(9.9)
Pre-Pay	11.5	12.2	11.5	8.0	8.6	(20.4)
Contract	34.7	35.1	32.6	28.2	28.4	(12.1)
Data ARPU (EUR)	5.5	5.3	5.5	4.7	4.7	(9.3)
%non-P2PSMS over data revenues	44.0%	45.7%	43.5%	45.5%	43.1%	(0.9 p.p. )

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

Note:

•	ARPU calculated as monthly quarterly average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2009 Results Telefónica 54

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRIES
Unaudited figures

	January - June
	2009	2008	% Chg Local Cur

TELEFÓNICA O2 UK
Traffic (Million minutes)	26,102	22,459	16.2
ARPU (EUR)	24.7	29.6	(3.8)
Pre-Pay	12.6	15.9	(8.7)
Contract	41.1	50.2	(5.4)
Data ARPU (EUR)	9.0	10.2	1.7
%non-P2PSMS over data revenues	25.2%	18.1%	7.1 p.p.

TELEFÓNICA O2 GERMANY
Traffic (Million minutes)	11,375	11,347	0.2
ARPU (EUR)	15.8	17.7	(10.6)
Pre-Pay	5.5	6.0	(9.3)
Contract	26.6	29.5	(9.6)
Data ARPU (EUR)	4.7	4.8	(3.7)
%non-P2PSMS over data revenues	34.2%	27.6%	6.5 p.p.

TELEFÓNICA O2 IRELAND
Traffic (Million minutes)	2,328	2,386	(2.4)
ARPU (EUR)	39.5	43.3	(8.6)
Pre-Pay	24.9	26.8	(7.2)
Contract	63.5	74.6	(14.9)
Data ARPU (EUR)	11.8	10.9	8.1
%non-P2PSMS over data revenues	36.1%	30.2%	5.9 p.p.

TELEFÓNICA O2 CZECH REPUBLIC (1)
Traffic (Million minutes)	4,025	3,659	10.0
ARPU (EUR)	19.1	22.4	(8.2)
Pre-Pay	8.3	11.1	(19.8)
Contract	28.3	34.0	(10.5)
Data ARPU (EUR)	4.7	5.3	(5.5)
%non-P2PSMS over data revenues	44.3%	43.8%	0.6 p.p.

(1)	KPIs for Mobile business in Czech Republic do not include Slovakia.

•	ARPU calculated as monthly H1 average.

•
Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January — June 2009 Results Telefónica 55

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica Europe
TELEFÓNICA EUROPE
SELECTED FINANCIAL DATA
Unaudited figures (Euros in millions)

	January - June				April - June
	2009	2008	% Chg	% Chg Local Cur	2009	2008	% Chg	% Chg Local Cur

TELEFÓNICA O2 UK
Revenues	3,194	3,494	(8.6)	5.5	1,631	1,740	(6.2)	4.1
OIBDA	798	881	(9.4)	4.5	422	459	(8.0)	2.4
OIBDA margin	25.0%	25.2%	(0.2 p.p. )		25.8%	26.4%	(0.5 p.p. )
CapEx	259	362	(28.5)	(17.5)	134	169	(20.6)	(12.1)
OpCF (OIBDA-CapEx)	539	519	3.8	19.8	287	289	(0.7)	10.9

TELEFÓNICA O2 GERMANY
Revenues	1,781	1,749	1.9	1.9	896	894	0.2	0.2
OIBDA	432	341	26.7	26.7	230	178	29.0	29.0
OIBDA margin	24.3%	19.5%	4.8 p.p.		25.7%	19.9%	5.7 p.p.
CapEx	355	357	(0.7)	(0.7)	171	221	(22.6)	(22.6)
OpCF (OIBDA-CapEx)	77	(16)	c.s.	c.s.	59	(42)	c.s.	c.s.

TELEFÓNICA O2 IRELAND
Revenues	450	469	(4.0)	(4.0)	226	237	(4.5)	(4.5)
OIBDA	145	150	(3.6)	(3.6)	76	75	1.2	1.2
OIBDA margin	32.1%	32.0%	0.2 p.p.		33.6%	31.7%	1.9 p.p.
CapEx	22	30	(26.8)	(26.8)	13	14	(8.1)	(8.1)
OpCF (OIBDA-CapEx)	123	120	2.3	2.3	63	61	3.4	3.4

TELEFÓNICA O2 CZECH REPUBLIC (1)
Revenues	1,096	1,236	(11.3)	n.c.	549	636	(13.7)	n.c.
OIBDA	519	580	(10.6)	n.c.	272	312	(12.7)	n.c.
OIBDA margin	47.3%	47.0%	0.4 p.p.		49.6%	49.0%	0.6 p.p.
CapEx	107	96	11.4	n.c.	70	65	8.5	n.c.
OpCF (OIBDA-CapEx)	412	484	(15.0)	n.c.	202	247	(18.3)	n.c.

(1)	Includes Slovakia.
Note: OIBDA before management and brand fee.
January — June 2009 Results Telefónica 56

RESULTS BY REGIONAL BUSINESS UNITS
Other Companies
ATENTO GROUP
Revenues totalled 646 million euros at the end of the first half of 2009, an increase of 2.6% on the same period a year earlier (+9.7% in constant terms), after growing by 1.1% year-on-year in the second quarter. This advance was due to the increase in activity at the main Atento Group customers, especially in the financial sector in Brazil and Mexico.
The diversification of the customer portfolio continued, following the trend of 2008, with multisector customers (non-Telefónica Group) accounting for 56% of revenues in the first half of 2009. These customers are mainly from the telecommunications and financial sectors in Mexico, Brazil and Venezuela.
By geographies, Brazil was the largest contributor to total revenues, with 48% (46% at June 2008), followed by Spain with 16% (down from 19% for the same period a year earlier, due to the current economic situation and the exit of BBVA) and Mexico with 12% (unchanged from the same period a year earlier). Atento Group’s offshored revenues accounted for 8% of total revenues in the first half of 2009, mainly from Spain to Colombia, Peru and Morocco.
Atento Group reported operating income before depreciation and amortisation (OIBDA) of 64 million euros in the first half of 2009, down 19.4% year-on-year in current terms (-14.0% in constant terms) after dropping 18.1% in the second quarter of 2009. This performance was mainly as a result of increased price pressure in the current economic context and higher personnel costs due to regulatory and labour changes in several Latin American countries, and higher rental and maintenance costs in customer service centres, especially in Brazil.
The OIBDA margin stood at 9.9%, down 2.7 percentage points with respect to the same period a year earlier, although in the second quarter the margin reached 10.9% (-2.6 percentage points year-on-year).
First-half CapEx grew 23.4% (+34.3% in constant terms), totalling 21 million euros, mainly devoted to the adaptation of new and existing facilities in Brazil to the new SAC1 legislation, and the refurbishment of the centres in Peru and Venezuela.
Operating cash flow (OIBDA-CapEx) totalled 43 million euros at the close of June 2009 (62 million euros in the first half of 2008) down 31.3% in current terms (-27.5% in constant terms).
Atento Group ended June 2009 with 62,344 positions in place.

[1]
In December 2008 the SAC legislation came into effect in Brazil by which the Government required a certain amount of calls answered and improvements of quality to the companies offering customer services in the country. This meant the need to invest in more positions, employees and better tools to control the quality of the service.

January — June 2009 Results Telefónica 57

RESULTS BY REGIONAL BUSINESS UNITS
Others Companies
ATENTO GROUP
CONSOLIDATED INCOME STATEMENT
Unaudited figures (Euros in millions)

	January - June			April - June
	2009	2008	% Chg	2009	2008	% Chg

Revenues	646	629	2.6	329	325	1.1
Internal exp capitalized in fixed assets	—	—	—	—	—	—
Operating expenses	(582)	(551)	5.6	(293)	(282)	3.9
Other net operating income (expense)	0	1	(80.3)	0	1	(90.1)
Gain (loss) on sale of fixed assets	(0)	(0)	(75.7)	0	(0)	c.s.
Operating income before D&A (OIBDA)	64	79	(19.4)	36	44	(18.1)
OIBDA Margin	9.9%	12.6%	(2.7 p.p. )	10.9%	13.5%	(2.6 p.p. )
Depreciation and amortization	(17)	(16)	4.4	(8)	(8)	1.0
Operating income (OI)	47	63	(25.4)	28	36	(22.4)
January — June 2009 Results Telefónica 58

ADDENDA
Key Holdings of the Telefónica Group detailed by regional business units
TELEFÓNICA ESPAÑA

% Part

Telefónica de España (1)	100.00
Telefónica Móviles España (1)	100.00
Telyco	100.00
Telefónica Telecomunic. Públicas	100.00
T. Soluciones de Informatica y Comunicaciones de España	100.00
Iberbanda	58.94
Medi Telecom (2)	32.18

(1)	Company owned through Telefónica S.A..

(2)	Company owned through Telefónica móviles España.
TELEFÓNICA LATINOAMÉRICA

% Part

Telesp (1)	87.95
Telefónica del Perú (2)	98.33
Telefónica de Argentina	98.20
TLD Puerto Rico	98.00
Telefónica Chile (3)	97.89
Telefónica Telecom	52.03
Telefónica USA	100.00
T. Intern. Wholesale Serv. (TIWS) (4)	100.00
Brasilcel (5)(6)	50.00
T. Móviles Argentina	100.00
T. Móviles Perú	100.00
T. Móviles México (6)	100.00
Telefónica Móviles Chile	100.00
T. Móviles El Salvador	99.08
T. Móviles Guatemala	100.00
Telcel (Venezuela)	100.00
T. Móviles Colombia	100.00
Otecel (Ecuador)	100.00
T. Móviles Panamá	100.00
T. Móviles Uruguay	100.00
Telefonía Celular Nicaragua	100.00
T. Móviles Soluciones y Aplicac. (Chile) (6)	100.00

(1)	Effective participation 88.01%.

(2)	Latin American Cellular Holdings, B.V. owns 48.27%, Telefónica Internacional S.A. owns 49.9% and Telefónica S.A. owns 0.16%.

(3)	Telefónica Internacional de Chile S.A. owns 44.89% and Inversiones Telefónica Internacional Holding Ltda. owns 53%.

(4)	Telefónica, S.A. owns 92.51% and Telefónica DataCorp owns 7.49%.

(5)	Joint Venture which fully consolidates the subsidiary Vivo, S.A., through participation at Vivo Participaçoes, S.A. (63.6%).

(6)	Company owned through Telefónica S.A..
TELEFÓNICA EUROPE

% Part

Telefónica O2 UK	100.00
Telefónica O2 Gemany (1)	100.00
Telefónica O2 Ireland	100.00
Manx	100.00
Be	100.00
Group 3G (Germany) (2)	100.00
Telefónica O2 Czech Republic (1)	69.41
Telefónica O2 Slovakia (3)	100.00

(1)	Company owned through Telefónica S.A..

(2)	Company owned through Telefónica O2 Germany.

(3)	Company owned through Telefónica O2 Czech Republic.
OTHER PARTICIPATIONS

% Part

3G Mobile AG (Switzerland)	100.00
Atento Group (1)	100.00
Telefónica de Contenidos (Spain) (1)	100.00
Mobipay Internacional (1)	50.00
Telco SpA (Italy) (2)	42.30
IPSE 2000 (Italy) (3)	39.92
Mobipay España (3)	16.63
Lycos Europe	32.10
Hispasat	13.23
Portugal Telecom (4)	9.86
China Unicom (Hong Kong) Limited (China)	5.38
ZON Multimedia (5)	5.40
BBVA (1)	0.97
Amper (1)	6.10

(1)	Company owned through Telefónica S.A..

(2)
Telefónica holds an indirect participation of the ordinary share capital (with voting rights) of Telecom Italia through Telco of 10.49%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect participation of Telefónica over Telecom Italia would be 7.21%.

(3)	Ownership directly or indirectly held by Telefónica Móviles España.

(4)	Telefónica’s Group effective participation. Telefónica Group participation would be 10% if we exclude the minority interests.

(5)	Telefónica’s Group effective participation. Telefónica Group participation would be 5.46% if we exclude the minority interests.
January — June 2009 Results Telefonica 59

ADDENDA
Significant Events
•
On June 23th, 2009, the shareholders at the General Shareholders’ Meeting agreed to reduce the share capital of the Company by the amount of 141,000,000 euros, by means of the cancellation of 141,000,000 shares of the Company’s treasury stock, which were previously acquired in reliance on the authorization previously granted by the shareholders at the General Shareholders’ Meeting. Telefónica, S.A. holds as of July 1st, 2009, a total of 166,570,333 treasury shares, representing circa 3.54% of the Share Capital of the Company.

•
On June 23th, 2009, the Board of Directors of Telefónica, S.A. has agreed to initiate the process for the purchase of the shares in Telefónica de Argentina, S.A which it does not already own, directly or indirectly, and which amount to 1.8% of TASA’s share capital.

To this effect, and according to the requirements of Executive Decree no. 677/2001 of the Argentine Republic, Telefónica, in its capacity as controlling shareholder, has issued a Unilateral Declaration of Will to Acquire all Outstanding TASA Shares owned by TASA’s Minority Shareholders. This transaction will result in Telefónica’s acquisition of all outstanding TASA shares of capital stock, which are quoted on the Buenos Aires and New York stock exchanges (the latter through American Depositary Receipts or ADRs), and it will be executed in accordance with the requirements of both Argentina and U.S. securities laws in connection with the Declaration.
After weighing the criteria set forth in article 32 of the aforementioned Decree 677/01, Telefónica has determined that a fair price per share for each of the 126,001,784 TASA shares owned by minority shareholders is one (1.00) Argentine peso or its equivalent in U.S. dollars for the ADRs.
The transaction represents a total investment of approximately 23.98 million euros.
January — June 2009 Results Telefonica 60

ADDENDA
Changes to the Perimeter and Accounting Criteria of Consolidation
During the first quarter of 2009, no significant changes took place in the consolidation perimeter.
January — June 2009 Results Telefonica 61

DISCLAIMER
This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as “expects”, “anticipates”, “intends”, “believes”, and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions.
Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed by Telefónica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator.
Analysts and investors are cautioned not to place undue reliance on those forward looking statements, which speak only as of the date of this presentation. Except as required by applicable law, Telefónica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefónica’s business or acquisition strategy or to reflect the occurrence of unanticipated events.
Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.
Finally, this document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

For	additional information, please contact.

Investor Relations
Distrito C
Ronda de la Comunicación s/n
28050 Madrid (Spain)

Phone number:
+34 91 482 87 00

Fax number:
+34 91 482 85 99

Email address:
María García-Legaz (maria.garcialegaz@telefonica.es)
Isabel Beltrán (i.beltran@telefonica.es)
Pablo Eguirón (pablo.eguiron@telefonica.es)

ir@telefonica.es
www.telefonica.es/accionistaseinversores

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 30th, 2009	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer